                                                                1

                                                             INTERIM REPORT

                                                           For the three months ended
                                                             March 31, 2010

CONSOLIDATED BALANCE SHEETS
as at March 31, 2010 and December 31, 2009
(unaudited – US$ millions)

	2010	2009(1)
Assets
Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $64.2; 2009 – $78.9)	1,788.1	1,251.6
Accounts receivable and other	1,948.2	1,855.4
Recoverable from reinsurers (including recoverables on paid losses – $260.2; 2009 – $255.1)	3,854.4	3,809.1
	7,590.7	6,916.1
Portfolio investments
Subsidiary cash and short term investments (cost $3,424.1; 2009 – $3,230.6)	3,436.9	3,244.8
Bonds (cost $10,844.8; 2009 – $10,742.0)	10,981.3	10,918.3
Preferred stocks (cost $273.4; 2009 – $292.4)	274.5	292.8
Common stocks (cost $3,526.4; 2009 – $4,040.4)	4,559.2	4,853.1
Investments, at equity (fair value $737.6; 2009 – $646.2)	528.2	475.4
Derivatives and other invested assets (cost $122.0; 2009 – $122.5)	270.2	142.7
Assets pledged for short sale and derivative obligations (cost $186.6; 2009 – $149.2)	187.5	151.5
	20,237.8	20,078.6
Deferred premium acquisition costs	340.9	332.3
Future income taxes	282.0	318.7
Premises and equipment	170.0	168.6
Goodwill and intangible assets	445.5	438.8
Other assets	161.1	149.7
	29,228.0	28,402.8
Liabilities
Subsidiary indebtedness	11.4	12.1
Accounts payable and accrued liabilities	1,094.7	1,202.2
Income taxes payable	116.3	70.9
Short sale and derivative obligations (including at the holding company – $26.7; 2009 – $8.9)	78.1	57.2
Funds withheld payable to reinsurers	373.0	354.9
	1,673.5	1,697.3
Provision for claims	14,842.4	14,747.1
Unearned premiums	1,988.4	1,920.1
Long term debt – holding company borrowings	1,250.6	1,236.9
Long term debt – subsidiary company borrowings	890.6	891.3
Other long term obligations – holding company	172.0	173.5
	19,144.0	18,968.9
Contingencies (note 9)
Equity
Common shareholders’ equity	7,886.6	7,391.8
Preferred stock	410.3	227.2
Shareholders’ equity attributable to shareholders of Fairfax	8,296.9	7,619.0
Non-controlling interests	113.6	117.6
Total equity	8,410.5	7,736.6
	29,228.0	28,402.8
____________

(1)	Refer to note 2 for impact of new accounting policies.

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
 for the three months ended March 31, 2010 and 2009
(unaudited – US$ millions except per share amounts)

	2010	2009(1)
Revenue
Gross premiums written	1,332.1	1,347.5
Net premiums written	1,094.7	1,116.0
Net premiums earned	1,064.3	1,120.5
Interest and dividends	182.7	171.1
Net gains (losses) on investments	415.6	(153.0)
Other revenue	141.8	140.8
	1,804.4	1,279.4
Expenses
Losses on claims	872.0	800.9
Operating expenses	220.1	203.5
Commissions, net	165.8	171.8
Interest expense	45.5	38.6
Other expenses	137.1	135.1
	1,440.5	1,349.9
Earnings (loss) from operations before income taxes	363.9	(70.5)
Income taxes	73.7	(30.9)
Net earnings (loss)	290.2	(39.6)
Attributable to:
Shareholders of Fairfax	289.4	(60.4)
Non-controlling interests	0.8	20.8
	290.2	(39.6)
Net earnings (loss) per share	$14.08	$(3.55)
Net earnings (loss) per diluted share	$14.02	$(3.55)
Cash dividends paid per share	$10.00	$8.00
Shares outstanding (000) (weighted average)	20,200	17,484

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 for the three months ended March 31, 2010 and 2009
(unaudited – US$ millions)

	2010	2009(1)
Net earnings (loss)	290.2	(39.6)
Other comprehensive income (loss), net of income taxes
Change in net unrealized gains (losses) on available for sale securities(2)	315.0	(462.6)
Reclassification of net realized (gains) losses to net earnings(3)	(186.8)	181.1
Change in unrealized foreign currency translation gains (losses)(4)	98.1	(17.8)
Change in gains and losses on hedge of net investment in foreign subsidiary(5)	(12.7)	(0.2)
Other comprehensive income (loss), net of income taxes	213.6	(299.5)
Comprehensive income (loss)	503.8	(339.1)
Attributable to:
Shareholders of Fairfax	503.0	(302.8)
Non-controlling interests	0.8	(36.3)
	503.8	(339.1)
____________

(1)	Refer to note 2 for impact of new accounting policies.

(2)	Net of income tax expense of $138.2 (2009 – income tax recovery of $224.7).

(3)	Net of income tax recovery of $86.2 (2009 – income tax expense of $60.4).

(4)	Net of income tax expense of $17.9 (2009 – income tax recovery of $4.3).

(5)	Net of income tax recovery of nil (2009 – $0.1).

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2010 and 2009
(unaudited – US$ millions)

	2010	2009(1)
Common stock –
Subordinate voting shares – beginning of period	3,054.8	2,121.1
Issuances during the period	199.8	—
Purchases for cancellation	(1.2)	(1.3)
Subordinate voting shares – end of period	3,253.4	2,119.8
Multiple voting shares – beginning and end of period	3.8	3.8
Common stock	3,257.2	2,123.6
Treasury shares (at cost) – beginning of period	(28.7)	(22.7)
Net reissuances	0.5	—
Treasury shares (at cost) – end of period	(28.2)	(22.7)
Retained earnings – beginning of period	3,468.8	2,871.9
Net earnings (loss) for the period	289.4	(60.4)
Excess over stated value of common shares purchased for cancellation	(1.5)	(0.9)
Common share dividends	(200.8)	(140.8)
Preferred share dividends	(5.0)	(1.7)
Retained earnings – end of period	3,550.9	2,668.1
Accumulated other comprehensive income (loss) – beginning of period	893.1	(107.8)
Application of the equity method of accounting	–	36.9
Other comprehensive income (loss), net of income taxes:
Change in net unrealized gains (losses) on available for sale securities	315.0	(386.3)
Reclassification of net realized (gains) losses to net earnings	(186.8)	166.5
Change in unrealized foreign currency translation gains (losses)	98.1	(22.4)
Change in gains and losses on hedge of net investment in foreign subsidiary	(12.7)	(0.2)
Other comprehensive income (loss), net of income taxes	213.6	(242.4)
Accumulated other comprehensive income (loss) – end of period	1,106.7	(313.3)
Common shareholders’ equity	7,886.6	4,455.7
Preferred stock –
Series A – beginning and end of period	–	38.4
Series B – beginning and end of period	–	64.1
Series C – beginning and end of period	227.2	—
Series E – beginning of period	–	—
Issuances during the period	183.1	—
Series E – end of period	183.1	—
Preferred stock	410.3	102.5
Shareholders’ equity attributable to shareholders of Fairfax	8,296.9	4,558.2
Non-controlling interests – beginning of period	117.6	1,382.8
Net earnings (loss) for the period	0.8	20.8
Application of the equity method of accounting	–	5.9
Other comprehensive income (loss), net of income taxes:
Change in net unrealized gains (losses) on available for sale securities	–	(76.3)
Reclassification of net realized (gains) losses to net earnings	–	14.6
Change in unrealized foreign currency translation gains (losses)	–	4.6
Other comprehensive income (loss), net of income taxes	–	(57.1)
Common share dividends	–	(2.5)
Net changes in capitalization	(4.8)	(396.2)
Other	–	(18.5)
Non-controlling interests – end of period	113.6	935.2
Total equity	8,410.5	5,493.4
Number of shares outstanding
Common stock –
Subordinate voting shares – beginning of period	19,240,100	16,738,055
Issuances during the period	563,381	—
Purchases for cancellation	(7,900)	(10,000)
Net treasury shares reissued	2,584	52
Subordinate voting shares – end of period	19,798,165	16,728,107
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – end of period	20,546,935	17,476,877
Preferred stock –
Series A – beginning and end of period	–	2,250,000
Series B – beginning and end of period	–	3,750,000
Series C – beginning and end of period	10,000,000	—
Series E – beginning of period	–	—
Issuances during the period	8,000,000	—
Series E – end of period	8,000,000	—
____________

(1)	Refer to note 2 for impact of new accounting policies.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2010 and 2009
(unaudited – US$ millions)

	2010	2009
Operating activities
Net earnings (loss)	290.2	(39.6)
Amortization of premises and equipment and intangible assets	9.8	7.0
Net bond discount amortization	(6.3)	(3.0)
(Earnings) losses on investments, at equity	(8.9)	1.1
Future income taxes	(4.5)	(72.7)
Net (gains) losses on available for sale securities	(274.2)	239.5
Other net gains on investments	(141.4)	(86.5)
	(135.3)	45.8
Changes in operating assets and liabilities (note 15)	33.0	(654.4)
Cash provided by (used in) operating activities	(102.3)	(608.6)
Investing activities
Net (purchases) sales of assets and liabilities classified as held for trading	(140.9)	242.9
Net sales (purchases) of securities designated as held for trading	95.7	(591.6)
Available for sale securities – purchases	(320.1)	(4,034.3)
– sales	1,416.0	4,874.4
Net decrease (increase) in restricted cash and cash equivalents	(1.1)	82.6
Net purchases of investments, at equity	(20.8)	(55.5)
Net purchases of premises and equipment and intangible assets	(8.5)	(5.5)
Purchase of subsidiaries, net of cash acquired	–	(571.5)
Cash provided by (used in) investing activities	1,020.3	(58.5)
Financing activities
Subsidiary indebtedness
Issuances	2.3	1.7
Repayment	(3.3)	(6.0)
Long term debt – holding company
Repayment	–	(12.8)
Long term debt – subsidiary companies
Repayment	(0.4)	(0.1)
Other long term obligations – holding company repayment	(1.5)	(1.4)
Net repurchases of subsidiary securities	(3.6)	—
Subordinate voting shares
Issuances	200.0	—
Issuance costs	(0.3)	—
Repurchases	(2.7)	(2.2)
Preferred shares
Issuances	187.6	—
Issuance costs	(6.2)	—
Common share dividends	(200.8)	(140.8)
Preferred share dividends	(5.0)	(1.7)
Dividends paid to non-controlling interests	–	(2.5)
Cash provided by (used in) financing activities	166.1	(165.8)
Foreign currency translation	(4.4)	(39.7)
Increase (decrease) in cash and cash equivalents	1,079.7	(872.6)
Cash and cash equivalents – beginning of period	2,156.9	2,525.7
Cash and cash equivalents – end of period	3,236.6	1,653.1
Cash and cash equivalents are included in the consolidated balance sheet as follows:
Holding company cash and short term investments	667.7	229.6
Subsidiary cash and short term investments	2,645.0	1,456.1
Subsidiary cash and short term investments pledged for short sale and derivative obligations	1.3	—
Subsidiary restricted cash and short term investments	(77.4)	(32.6)
	3,236.6	1,653.1
Supplementary information
Interest paid	23.7	10.9
Taxes paid	77.0	567.8

See accompanying notes.

Notes to Consolidated Financial Statements
for the three months ended March 31, 2010 and 2009
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.   Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2009. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2009 except as described in note 2, but they do not include all disclosures normally provided in annual financial statements prepared in accordance with Canadian GAAP.

The holding company is a financial holding company with significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore makes a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments and long term debt, to provide additional insight into the company’s liquidity, financial leverage and capital structure.

2.   Summary of Significant Accounting Policies

Application of the equity method of accounting

In connection with its participation in the recapitalization of MEGA Brands Inc. (“MEGA”), the company received newly issued common shares, warrants and debentures of MEGA, as consideration for an additional investment in MEGA and for the cancellation of a convertible debenture which the company had acquired in August 2008. Immediately following the receipt of the recapitalization proceeds, the company sold a portion of the newly issued common shares, warrants and debentures of MEGA to a third party and determined subsequently that its remaining 16.5% interest in MEGA combined with its responsibility pursuant to the recapitalization agreement to represent the holders of the newly issued debentures through the nomination of three members to MEGA’s board of directors, effectively resulted in the company being deemed to exercise significant influence over MEGA. Accordingly, on March 31, 2010, the company commenced recording its investment in the common shares of MEGA on the equity method of accounting on a prospective basis.

Changes in accounting policies

Effective January 1, 2010, the company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1582, Business Combinations (“Section 1582”), Section 1601, Consolidated Financial Statements (“Section 1601”) and Section 1602, Non-Controlling Interests (“Section 1602”).

Section 1582 (equivalent to IFRS 3 “Business Combinations”) retained the fundamental requirements of previous guidance to identify an acquirer, to use the acquisition method of accounting for each business combination and requires that the identifiable assets acquired, liabilities assumed and any contingent consideration issued in a business combination be measured at fair value at the date of acquisition. Subsequent changes in the fair value of contingent consideration accounted for as a financial liability and any future adjustments to income tax estimates are recorded in net earnings. Share consideration issued by the acquirer is measured at fair value at the acquisition date and the acquirer is required to expense acquisition-related costs as incurred. A non-controlling interest may be measured at fair value or at the proportionate share of identifiable net assets acquired. Under previous Canadian GAAP, a non-controlling interest was recorded at the proportionate share of the carrying value of the acquiree.

Section 1601 carried forward existing guidance on aspects of the preparation of consolidated financial statements subsequent to the acquisition date other than those pertaining to a non-controlling interest. Section 1602 provides guidance on the treatment of a non-controlling interest after acquisition in a business combination and requires: a non-controlling interest to be presented clearly in equity, but separately from the parent’s equity; the amount of consolidated net earnings and other comprehensive income attributable to the parent and to a non-controlling interest to be clearly identified and presented on the consolidated statements of earnings and comprehensive income respectively; and changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control to be accounted for as an equity transaction.

The company has elected to early adopt these Handbook Sections, effective January 1, 2010. In accordance with the transitional provisions, these Handbook Sections were applied on a prospective basis, with the exception of the presentation and disclosure requirements for non-controlling interests which must be applied retrospectively. The adoption of these Handbook Sections did not have a significant impact on the company’s consolidated financial statements other than the reclassifications of non-controlling interests as described above.

3.   Cash and Investments

Cash and short term investments, marketable securities, portfolio investments and short sale and derivative obligations by financial instrument classification are shown in the table below:

	March 31, 2010					December 31, 2009
	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value
Holding company:
Cash and short term investments	667.7	186.5	17.8	—	872.0	115.4	227.5	28.5	—	371.4
Cash and short term investments pledged for short sale and derivative obligations	—	64.2	—	—	64.2	24.5	30.0	24.4	—	78.9
Bonds	—	422.5	33.8	—	456.3	—	368.5	34.7	—	403.2
Preferred stocks	—	56.3	—	—	56.3	—	64.8	—	—	64.8
Common stocks	—	2.6	220.1	—	222.7	—	1.7	234.1	—	235.8
Derivatives	116.6	—	—	—	116.6	97.5	—	—	—	97.5
	784.3	732.1	271.7	—	1,788.1	237.4	692.5	321.7	—	1,251.6
Short sale and derivative obligations	(26.7)	—	—	—	(26.7)	(8.9)	—	—	—	(8.9)
	757.6	732.1	271.7	—	1,761.4	228.5	692.5	321.7	—	1,242.7
Portfolio investments:
Cash and short term investments	2,645.0	632.6	159.3	—	3,436.9	2,093.3	803.8	347.7	—	3,244.8
Bonds	—	6,950.4	4,030.9	—	10,981.3	—	6,628.2	4,290.1	—	10,918.3
Preferred stocks	—	241.4	33.1	—	274.5	—	261.1	31.7	—	292.8
Common stocks	—	96.3	4,462.9	—	4,559.2	—	90.4	4,762.7	—	4,853.1
Investments, at equity	—	—	—	528.2	528.2	—	—	—	475.4	475.4
Derivatives	255.2	—	—	—	255.2	127.7	—	—	—	127.7
Other invested assets	—	—	—	15.0	15.0	—	—	—	15.0	15.0
	2,900.2	7,920.7	8,686.2	543.2	20,050.3	2,221.0	7,783.5	9,432.2	490.4	19,927.1
Assets pledged for short sale and derivative obligations:
Cash and short term investments	1.3	10.0	—	—	11.3	—	4.6	—	—	4.6
Bonds	—	91.5	84.7	—	176.2	—	84.1	62.8	—	146.9
	1.3	101.5	84.7	—	187.5	—	88.7	62.8	—	151.5
	2,901.5	8,022.2	8,770.9	543.2	20,237.8	2,221.0	7,872.2	9,495.0	490.4	20,078.6
Short sale and derivative obligations	(51.4)	—	—	—	(51.4)	(48.3)	—	—	—	(48.3)
	2,850.1	8,022.2	8,770.9	543.2	20,186.4	2,172.7	7,872.2	9,495.0	490.4	20,030.3

Restricted cash and cash equivalents at March 31, 2010 of $77.4 (December 31, 2009 – $76.3) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries’ insurance and reinsurance operations. Restricted cash and cash equivalents are included in the consolidated balance sheets in holding company cash, short term investments and marketable securities, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

The company classified U.S. state and municipal bonds of $940.8 (December 31, 2009 – $996.6) which were purchased prior to September 30, 2008 as available for sale. U.S. state and municipal bonds of $4,699.5 (December 31, 2009 – $4,501.2) which were acquired subsequent to September 30, 2008 have been designated as held for trading.

The consolidated balance sheet includes $870.1 (December 31, 2009 – $825.7) of convertible bonds containing embedded derivatives (sometimes referred to as hybrid financial instruments) which the company has designated as held for trading.

Gross unrealized gains and losses on investments classified as available for sale by type of issuer, including assets pledged for short sale and derivative obligations, were as follows:

	March 31, 2010				December 31, 2009
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Total carrying value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Total carrying value
Holding company:
Short term investments:(1)
Canadian government	17.3	0.5	–	17.8	24.4	—	—	24.4
U.S. treasury	–	–	–	–	28.5	—	—	28.5
	17.3	0.5	–	17.8	52.9	—	—	52.9
Bonds:
U.S. states and municipalities	22.5	0.5	–	23.0	22.5	0.8	—	23.3
Corporate and other	10.8	–	–	10.8	10.9	0.5	—	11.4
	33.3	0.5	–	33.8	33.4	1.3	—	34.7
Common stocks:
Canadian	12.8	12.9	–	25.7	39.5	18.9	—	58.4
U.S.	86.5	58.6	(2.5)	142.6	80.7	44.2	(1.5)	123.4
Other	38.6	13.2	–	51.8	38.2	14.1	—	52.3
	137.9	84.7	(2.5)	220.1	158.4	77.2	(1.5)	234.1
Portfolio investments:
Short term investments:
Canadian government	3.6	0.7	–	4.3	15.5	0.5	—	16.0
U.S. treasury	51.3	–	–	51.3	192.5	—	—	192.5
Other government	91.6	12.1	–	103.7	125.5	13.7	—	139.2
	146.5	12.8	–	159.3	333.5	14.2	—	347.7
Bonds:
Canadian government	185.6	–	(1.0)	184.6	179.2	—	(0.1)	179.1
Canadian provincials	429.0	47.1	–	476.1	417.4	39.6	—	457.0
U.S. treasury	495.9	14.7	(46.9)	463.7	490.1	12.3	(41.4)	461.0
U.S. states and municipalities	853.6	31.6	(2.0)	883.2	938.6	38.0	(3.3)	973.3
Other government	835.0	4.4	(42.6)	796.8	848.8	21.5	(27.6)	842.7
Corporate and other	1,095.3	134.7	(3.5)	1,226.5	1,239.7	138.3	(1.0)	1,377.0
	3,894.4	232.5	(96.0)	4,030.9	4,113.8	249.7	(73.4)	4,290.1
Preferred stocks:
U.S.	0.1	–	–	0.1	0.1	—	—	0.1
Other	31.9	1.1	–	33.0	31.2	0.4	—	31.6
	32.0	1.1	–	33.1	31.3	0.4	—	31.7
Common stocks:
Canadian	350.5	267.9	–	618.4	476.9	230.8	—	707.7
U.S.	2,272.9	558.5	(3.8)	2,827.6	2,716.2	398.5	—	3,114.7
Other	806.7	210.2	–	1,016.9	756.9	188.8	(5.4)	940.3
	3,430.1	1,036.6	(3.8)	4,462.9	3,950.0	818.1	(5.4)	4,762.7
Assets pledged for short sale and derivative obligations:
Bonds:
Canadian provincials	1.1	0.1	–	1.2	1.0	0.1	—	1.1
U.S. treasury	–	–	–	–	0.4	—	—	0.4
U.S. states and municipalities	33.2	1.4	–	34.6	—	—	—	—
Other government	49.5	–	(0.6)	48.9	54.1	1.7	—	55.8
Corporate and other	–	–	–	–	5.0	0.5	—	5.5
	83.8	1.5	(0.6)	84.7	60.5	2.3	—	62.8
____________

(1)	Includes nil (December 31, 2009 – $24.4) of short term investments included in assets pledged for short sale and derivative obligations.

Net gains (losses) on investments include the following gross gains and losses realized on the sale of securities classified as available for sale:

	First quarter
	2010	2009
Gross realized gains from sales	276.8	37.9
Gross realized losses from sales	(0.7)	(64.4)
	276.1	(26.5)

At each reporting date, and more frequently when conditions warrant, management evaluates all available for sale securities with unrealized losses to determine whether those unrealized losses are other than temporary and should be recognized in net earnings (loss) rather than in other comprehensive income (loss). If management’s assessment indicates that the impairment in value is other than temporary, or the company does not have the intent or ability to hold the security until its fair value recovers, the security is written down to its fair value at the balance sheet date, and a loss is recognized in net gains (losses) on investments in the consolidated statement of earnings. Net gains (losses) on investments for the first quarter of 2010 included $1.9 (2009 – $213.0) of provisions for other than temporary impairments. After such provisions, the unrealized losses on such securities at March 31, 2010 were $6.3 ($6.9 at December 31, 2009) for common stocks and $96.6 ($73.4 at December 31, 2009) for bonds. The company had investments in six debt securities (primarily U.S. treasury and other government debt securities) classified as available for sale which were in unrealized loss positions for a period greater than twelve months at March 31, 2010. The unrealized loss of $85.4 on these securities at March 31, 2010 was primarily due to the effect of fluctuations in foreign currency translation rates on other government debt securities of $45.0 and a decline in U.S. treasury rates on U.S. treasury securities of $40.4.

Bonds designated or classified as held for trading and classified as available for sale are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown due to the existence of call and put features.

	March 31, 2010		December 31, 2009
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	782.8	736.8	779.5	726.3
Due after 1 year through 5 years	2,446.2	2,326.3	2,445.5	2,199.3
Due after 5 years through 10 years	5,339.9	5,975.6	5,412.7	6,039.4
Due after 10 years	2,482.7	2,575.1	2,476.9	2,503.4
	11,051.6	11,613.8	11,114.6	11,468.4

The fair value and carrying value of investments, at equity were as follows:

	March 31, 2010		December 31, 2009
	Fair value	Carrying value	Fair value	Carrying value
Portfolio investments:
Investments, at equity
ICICI Lombard General Insurance Company Limited	211.9	81.5	204.4	75.9
Cunningham Lindsey Group Limited	168.2	143.6	159.5	134.8
International Coal Group, Inc.	206.4	163.6	173.9	163.0
Singapore Reinsurance Corporation Limited	22.9	21.9	22.9	20.9
The Brick Group Income Fund	17.4	5.9	8.9	4.2
Partnerships, trusts and other	85.3	85.3	76.6	76.6
MEGA Brands Inc.	25.5	26.4	—	—
	737.6	528.2	646.2	475.4

The company is responsible for determining the fair value of its investment portfolio by utilizing market driven fair value measurements obtained from active markets where available, by considering other observable and unobservable inputs and by employing valuation techniques which make use of current market data. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The company uses a fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. A description of the inputs used in the valuation of financial instruments at March 31, 2010 is summarized as follows:

Level 1 – Quoted prices in active markets for identical instrument – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair value of the majority of the company’s common stocks and equity call options and positions in securities sold but not yet purchased are determined based on quoted prices in active markets obtained from external pricing sources.

Level 2 – Significant other observable inputs – Inputs include directly or indirectly observable inputs other than quoted prices included within Level 1. These inputs include quoted prices for similar instruments exchanged in active markets; quoted prices for identical or similar instruments exchanged in inactive markets; inputs other than quoted prices that are observable for the instruments, such as interest rates and yield curves.

The company’s investments in government securities (including federal, state, provincial and municipal bonds), corporate securities, private placements and infrequently traded securities are priced using publicly traded over-the-counter prices or broker-dealer quotes. Market observable inputs such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads and bids are available for these investments.

The fair values of derivatives such as equity total return swaps, equity index total return swaps, S&P index call options and inflation-linked contracts are based on third party broker-dealer quotes. The fair values of warrants are based on quoted market prices or broker-dealer quotations where available. Otherwise, the fair value of warrants are determined using an option pricing model that incorporates market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate. To assess the reasonableness of pricing received from broker-dealers, the company compares the fair values supplied by broker-dealers to industry accepted discounted cash flow and option pricing models, to observable inputs such as credit spreads and discount rates and to recent transaction prices for similar assets where available.

The fair values of credit default swaps are based principally on third party broker-dealer quotes. To assess the reasonableness of values obtained from broker-dealers, the company compares the fair values supplied by broker-dealers to values determined using discounted cash flow models that incorporate certain market observable inputs including the underlying individual issuer credit default swap yield curves, by referencing them to movements in credit spreads and by comparing them to recent market transaction prices for similar credit default swaps where available. The fair values of credit default swaps are subject to significant volatility arising from the potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts’ maturity.

The company has investments of $1,147.3 ($1,231.4 at December 31, 2009) in certain private placement debt securities and preferred shares which have been designated as held for trading or classified as available for sale depending on the characteristics of the security. The fair values of these securities are determined based on industry accepted discounted cash flow and option pricing models, which are sensitive to certain market observable inputs, specifically share price volatility (for convertible securities) and credit spreads of the issuer.

Level 3 – Significant unobservable inputs – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these assets or liabilities or related observable inputs that can be corroborated at the measurement date.

The company values its Level 3 investments, which are comprised primarily of mortgage-backed securities purchased at deep discounts to par during 2008 (fair value of $37.2 at March 31, 2010 ($30.1 at December 31, 2009)), using an internal discounted cash flow model. The cash flow model incorporates actual cash flows on the mortgage-backed securities through the current period and projects the remaining cash flows from the underlying mortgages, using a number of assumptions and inputs that are based on the security-specific collateral. The company assesses the reasonableness of the fair values of these securities by comparing to industry accepted discounted cash flow valuation models, by reference to movements in credit spreads and by comparing the fair values to recent transaction prices for similar assets where available.

The company’s use of quoted market prices, internal models using observable market information as inputs and internal models without observable market information as inputs in the valuation of securities and derivative contracts were as follows:

	March 31, 2010				December 31, 2009
	Total fair value asset(liability)	Quoted prices (Level 1)	Significant other observable inputs(Level 2)	Significant unobservable input (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,314.0	3,314.0	—	—	2,233.2	2,233.2	—	—
Short term investments:
Canadian government	89.2	89.2	—	—	71.8	71.8	—	—
U.S. treasury	827.6	827.6	—	—	1,196.5	1,196.5	—	—
Other government	132.8	132.8	—	—	177.2	135.0	42.2	—
Corporate and other	20.8	—	20.8	—	21.0	—	21.0	—
	1,070.4	1,049.6	20.8	—	1,466.5	1,403.3	63.2	—
Bonds:
Canadian government	198.8	—	198.8	—	191.7	—	191.7	—
Canadian provincials	1,396.8	—	1,396.8	—	1,346.8	—	1,346.8	—
U.S. treasury	534.7	—	534.7	—	541.4	—	541.4	—
U.S. states and municipalities	5,640.3	—	5,640.3	—	5,497.8	—	5,497.8	—
Other government	874.9	—	874.9	—	919.7	—	919.7	—
Corporate and other	2,632.4	—	2,611.2	21.2	2,689.3	—	2,672.2	17.1
Mortgage backed securities – residential	335.9	—	298.7	37.2	281.7	—	251.6	30.1
	11,613.8	—	11,555.4	58.4	11,468.4	—	11,421.2	47.2
Preferred stocks:
Canadian	116.6	—	116.6	—	110.4	—	110.4	—
U.S.	181.2	—	181.2	—	215.6	—	215.6	—
Other	33.0	—	33.0	—	31.6	—	31.6	—
	330.8	—	330.8	—	357.6	—	357.6	—
Common stocks:(1)
Canadian	633.0	616.8	16.2	—	755.5	740.2	15.3	—
U.S.	2,942.8	2,901.6	40.5	0.7	3,226.6	3,187.6	38.6	0.4
Other	1,061.3	773.7	284.1	3.5	980.8	710.3	267.1	3.4
	4,637.1	4,292.1	340.8	4.2	4,962.9	4,638.1	321.0	3.8
Derivatives and other invested assets	386.8	48.6	338.2	—	240.2	41.6	198.6	—
Short sale and derivative obligations	(78.1)	—	(78.1)	—	(57.2)	—	(57.2)	—
Holding company cash, short term investments and marketable securities and portfolio investments measured at fair value	21,274.8	8,704.3	12,507.9	62.6	20,671.6	8,316.2	12,304.4	51.0
	100.0%	40.9%	58.8%	0.3%	100.0%	40.2%	59.5%	0.3%
____________

(1)
Excluded from these totals are available for sale investments of $66.9 ($66.4 at December 31, 2009) and $77.9 ($59.6 at December 31, 2009) in common shares and partnership trusts respectively which are carried at cost as they do not have quoted market values in active markets.

A summary of changes in fair values of Level 3 financial assets measured at fair value on a recurring basis for the three months ended March 31 follows:

	March 31, 2010			March 31, 2009
	Bonds	Common stocks	Total	Bonds	Common stocks	Total
Balance – beginning of year	47.2	3.8	51.0	166.6	3.8	170.4
Total realized and unrealized gains (losses)
Included in net gains (losses) on investments	3.8	–	3.8	(12.0)	—	(12.0)
Included in other comprehensive income	(1.5)	(0.3)	(1.8)	(1.1)	(0.2)	(1.3)
Purchases	19.3	0.7	20.0	35.5	—	35.5
Sales	(10.4)	–	(10.4)	(9.6)	—	(9.6)
Transfer out of category	–	–	–	(95.5)	—	(95.5)
Balance – end of year	58.4	4.2	62.6	83.9	3.6	87.5

A net loss for the first quarter of $0.5 (2009 – $11.7) representing the change in fair value of the company’s investments still held as at March 31, 2010 (principally mortgage-backed securities purchased at deep discounts to par) priced using Level 3 inputs was recognized in net gains (losses) on investments in the consolidated statements of earnings. The change in fair value of $0.5 (2009 – $11.7) was offset by the receipt of $9.6 (2009 – $16.8) of interest and return of capital during the period. During the first quarter of 2009, as the result of an increase in market liquidity, broker quotations and observable market transactions became available for certain of the company’s mortgage-backed securities where fair value was previously determined using Level 3 inputs. The company has adopted a policy of recording transfers between fair value hierarchy categories effective from the beginning of the reporting period in which the transfer is identified. Accordingly, $95.5 of these securities were transferred from the Level 3 category to the Level 2 category effective January 1, 2009.

4.   Short Sale and Derivative Transactions

The following table summarizes the notional and fair value of the company’s derivative instruments and securities sold but not yet purchased:

	March 31, 2010				December 31, 2009
			Fair value				Fair value
		Notional				Notional
	Cost	amount	Assets	Liabilities	Cost	amount	Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	1,689.6	1.6	6.6	—	1,582.7	9.2	—
Equity total return swaps – short positions	—	244.5	—	21.9	—	232.2	—	1.2
Equity total return swaps – long positions	—	869.7	10.6	3.2	—	214.6	8.7	7.7
Equity call options	46.2	80.4	57.9	—	46.2	79.3	46.0	—
Warrants	17.0	152.5	135.1	—	10.1	127.5	71.6	—
Credit derivatives:
Credit default swaps	114.1	5,541.8	66.8	—	114.8	5,926.2	71.6	—
Warrants	16.6	340.2	2.0	—	15.8	340.2	2.8	—
Foreign exchange forward contracts	—	—	9.3	44.1	—	—	1.6	48.0
Other derivative contracts	—	—	88.5	2.3	—	—	13.7	0.3
Total			371.8	78.1			225.2	57.2

The company is exposed to significant market risk through its investing activities. Market risk is the potential for a negative impact on the consolidated balance sheet and/or statement of earnings resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables including interest rates, foreign exchange rates, equity prices and credit spreads. The company’s derivative contracts, with limited exceptions, are used for the purpose of managing these risks. Derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting purposes.

The fair value of derivatives in a gain position are presented on the consolidated balance sheets in derivatives and other invested assets in portfolio investments and in the cash, short term investments and marketable securities of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheets in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the company’s consolidated statements of net earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

Equity contracts

Short positions in equity and equity index total return swaps are held primarily to provide protection against significant declines in the value of the company’s portfolio of common stocks. The company’s equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash amounts received in settlement of favourable market value changes are recognized by the company as net gains (losses) on investments in the consolidated statements of net earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statements of net earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment and at inception, their fair value is zero.

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term. During the third quarter of 2009, as a result of the rapid increase in the valuation level of worldwide equity markets, the company determined to protect a portion of its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity index total return swaps. At the inception of the short positions, the resulting equity hedge ($1.5 billion notional amount at an average S&P 500 index value of 1,062.52) represented approximately one-quarter of the company’s equity and equity-related holdings ($6,517.9). At March 31, 2010, equity hedges represented approximately 30% of the company’s equity and equity-related holdings ($6,622.1). The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate, however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

During much of 2008 and immediately preceding years, the company had been concerned with the valuation level of worldwide equity markets, uncertainty resulting from credit issues in the United States and global economic conditions. As protection against a decline in equity markets, during this period the company had held short positions effected by way of equity index-based exchange-traded securities including the SPDRs, U.S. listed common stocks, equity total return swaps and equity index total return swaps, referred to in the aggregate as the company’s equity hedges. The company had purchased short term S&P 500 index call options to limit the potential loss on U.S. equity index total return swaps and the SPDRs short positions and to provide general protection against the short position in common stocks. During the fourth quarter of 2008, following significant declines in global equity markets, the company revised the financial objectives of its economic hedging program on the basis of its assessment that the formerly elevated risks in the global equity markets had moderated and subsequently closed substantially all of its equity hedge positions, realizing net pre-tax gains of $1,272.0 and $714.0 for the fourth quarter and year ended December 31, 2008 respectively. During the remainder of the fourth quarter of 2008, the company significantly increased its investments in equities as a result of the opportunities presented by significant declines in equity valuations.

At March 31, 2010, the fair value of assets pledged as collateral included in portfolio investments and in the cash, short term investments and marketable securities of the holding company was $251.7 ($230.4 at December 31, 2009), of which nil (nil at December 31, 2009) was restricted cash; the remainder of the assets, although pledged, may be substituted with similar assets. Total assets pledged of $251.7 is comprised of collateral primarily for equity and equity index total return swap obligations of $247.5 and assets pledged for the standby letter of credit of $4.2 (Cdn$4.2) as described in note 9 under the heading Financial guarantee.

Equity call options include derivative purchase contracts and call options on certain U.S. publicly traded common stocks. Equity warrants were acquired in conjunction with the company’s investment in debt securities of various Canadian companies during the second quarter of 2009. The warrants have expiration dates ranging from 3 years to 5 years.

Credit contracts

The company has credit default swaps, referenced primarily to various issuers in the banking and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. These credit default swaps have a remaining average life of 2.1 years (2.4 years at December 31, 2009) and a notional amount and fair value as shown in the table above. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline. The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of the contract were recorded as net gains (losses) on investments in the company’s consolidated statements of net earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset.

During the first quarter of 2010, the company sold nil (2009 – $2,902.6) notional amount of credit default swaps for proceeds of nil (2009 – $223.0), recorded net losses on contract expirations of nil (2009 – net gains on sales of $46.3) and recorded net mark-to-market gains of $1.5 (2009 – $10.1) in respect of positions remaining open at quarter end. During the first quarter of 2010, credit default swaps with a notional amount of $95.0 expired at maturity. Sales of credit default swap contracts during 2010 and 2009 caused the company to reverse any previously recorded unrealized market value changes since the inception of the contract and to record the actual amount of the final cash settlement through net gains (losses) on investments in the consolidated statements of net earnings.

The company holds, for investment purposes, various bond warrants that give the company an option to purchase certain long dated corporate bonds. The warrants have expiration dates averaging 37 years.

Other derivative contracts

As an economic hedge against the potential adverse impact on the company of changes in price levels in the economy, the company has purchased inflation-linked derivative contracts referenced to inflation indices in the geographic regions in which the company operates. As at March 31, 2010, the derivative contracts had a carrying value in the consolidated balance sheets of $80.3 (December 31, 2009 – $8.2) and a cost of $92.4 (December 31, 2009 – $8.8). The initial premium paid for inflation-linked derivative contracts was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized fair value of the contracts at each balance sheet date. Changes in the unrealized fair value of the contracts were recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date with a corresponding adjustment to the carrying value of the derivative asset. In the event of a sale, expiration or early settlement of one of the company’s inflation-linked derivative contracts, the company would receive the fair value of that contract on the date of the transaction. The company’s maximum potential cash loss is limited to the premiums paid to enter into the derivative contracts. Pursuant to the agreements governing the inflation-linked derivatives, counterparties to these transactions are contractually required to periodically deposit eligible collateral for the benefit of the company in support of the then current fair value of the derivative contracts. At March 31, 2010, the fair value of this collateral was $59.8 (December 31, 2009 – nil).

Foreign exchange forward contracts

A significant portion of the company’s business is conducted in currencies other than the U.S. dollar. The company is also exposed to currency rate fluctuations through its net investments in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap, credit default swap and other derivative securities contracts. Pursuant to these agreements, the company and the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in fair value of the derivative contracts.

The fair value of the collateral deposited for the benefit of the company at March 31, 2010, all of which consisted of government securities that may be sold or repledged by the company, was $91.2 ($23.2 at December 31, 2009). The company had not exercised its right to sell or repledge collateral at March 31, 2010.

The fair value of the collateral deposited for the benefit of counterparties at March 31, 2010 was $247.5 ($206.0 at December 31, 2009), of which $220.6 ($156.4 at December 31, 2009) was collateral required to be deposited to enter into such derivative contracts and $26.9 ($49.6 at December 31, 2009) of which was collateral required to be deposited due to changes in fair value.

Financial performance

The following table summarizes the impact of investments classified or designated as held for trading on net gains (losses) on investments recognized in the consolidated statements of earnings. Common stock and equity index positions includes equity and equity index total return swaps and equity call options (and equity index call options during the three months ended March 31, 2009). Other is primarily comprised of inflation-linked derivative contracts, foreign exchange forward contracts, credit warrants and other derivative securities.

	Classified as held for trading
	Common
	stock and	Credit				Designated as held for trading
	equity index	default	Equity				Preferred and
	positions	swaps	warrants	Other	Total	Bonds	common stocks	Total
For the three months ended March 31, 2010
Inception-to-date realized gains (losses) on positions closed in the period	(27.8)	(1.0)	—	(7.3)	(36.1)	(62.3)	—	(62.3)
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	(8.8)	1.0	—	2.6	(5.2)	58.7	—	58.7
Mark-to-market gains (losses) arising on positions remaining open at period end	(7.9)	1.5	54.4	(2.9)	45.1	202.9	(27.0)	175.9
Net gains (losses)	(44.5)	1.5	54.4	(7.6)	3.8	199.3	(27.0)	172.3
For the three months ended March 31, 2009
Inception-to-date realized gains (losses) on positions closed in the period	4.5	178.0	—	(25.3)	157.2	3.9	1.6	5.5
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	0.1	(131.7)	—	12.3	(119.3)	(1.7)	—	(1.7)
Mark-to-market gains (losses) arising on positions remaining open at period end	(71.2)	10.1	10.2	24.5	(26.4)	102.4	(0.5)	101.9
Net gains (losses)	(66.6)	56.4	10.2	11.5	11.5	104.6	1.1	105.7

Hedge of net investment in Northbridge

In the first quarter of 2009, Northbridge, which conducts business primarily in Canada, became a wholly owned subsidiary of Fairfax as described in note 5. As a self-sustaining operation with a Canadian dollar functional currency, the net assets of Northbridge represent a significant foreign currency exposure to Fairfax. In keeping with the company’s foreign currency risk management objective of mitigating the impact of foreign currency rate fluctuations on its financial position, in August 2009 the company designated the carrying value of its Canadian dollar denominated senior notes due August 19, 2019 as a hedge of a portion of its net investment in Northbridge for financial reporting purposes. In the first quarter of 2010, the company recognized pre-tax losses of $12.7 (2009 – nil) related to foreign currency movement on the senior notes in changes in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statement of comprehensive income. The cumulative net foreign currency movements deferred in the currency translation account in accumulated other comprehensive income will remain until such time that the net investment in Northbridge is reduced.

5.   Acquisitions and Divestitures

Three months ended March 31, 2010

Acquisition of Zenith National Insurance Corp. (“Zenith”)

On February 18, 2010, the company announced an agreement with Zenith National Insurance Corp. (“Zenith”) pursuant to which the company will acquire all of the outstanding shares of Zenith common stock, other than those shares not already owned by Fairfax and its affiliates, for $38.00 per share in cash and pursuant to which Zenith will become a wholly owned subsidiary of the company. The aggregate cash consideration payable under the merger agreement for the shares that are not already owned by Fairfax is estimated to be approximately $1.3 billion. The company intends to finance the acquisition with a combination of holding company cash, which includes the $199.8 net proceeds of the public equity offering completed on February 26, 2010, and operating subsidiary dividends and advances received in the first quarter and expected to be received in the second quarter of 2010. The transaction is expected to be completed in the second quarter of 2010, subject to the approval by Zenith shareholders and receipt of customary regulatory approvals. Zenith is engaged, through its wholly owned subsidiaries, in the workers’ compensation insurance business throughout the United States.

Three months ended March 31, 2009

Privatization of Northbridge

On January 13, 2009, the company purchased 24.8% of the outstanding common shares of Northbridge for an aggregate cash purchase price of $374.0 (Cdn$458.4) pursuant to a previously announced offer to acquire all of the outstanding common shares of Northbridge other than those common shares already owned by the company (the “Step 1” acquisition). Immediately following the February 19, 2009 approval by Northbridge shareholders of a going private transaction, Northbridge redeemed the remaining 11.6% of its outstanding common shares for an aggregate cash consideration of $172.4 (Cdn$215.9) (the “Step 2” acquisition). The result of these transactions is summarized in the table that follows. The intangible assets acquired have been included in the company’s financial reporting in the Insurance – Northbridge reporting segments.

Acquisition of Polish Re

On January 7, 2009, the company completed the acquisition of 100% of the outstanding common shares of Polish Re, a Polish reinsurance company, for cash consideration of $57.0 (168.3 million Polish zloty). The result of this transaction is summarized in the table below. The assets and liabilities and results of operations of Polish Re have been included in the company’s consolidated financial reporting in the Reinsurance and Insurance – Other reporting segment. This investment increased the company’s exposure to the Central and Eastern European economies and has established a platform for business expansion in that region over time.

The Northbridge and Polish Re acquisitions were accounted for using the purchase method.

	Northbridge			Polish Re
	Step 1 acquisition	Step 2 acquisition	Total
Acquisition date	January 13, 2009	February 20, 2009		January 7, 2009
Percentage of common shares acquired	24.8%	11.6%	36.4%	100%
Cash purchase consideration	374.0	172.4	546.4	57.0
Fair value of assets acquired:
Tangible assets(1)	1,070.2	496.0	1,566.2	141.0
Intangible assets:
Customer and broker relationships	53.5	26.1	79.6	—
Brand names	7.5	3.7	11.2	—
Goodwill	51.5	29.1	80.6	13.8
Total fair value of assets acquired	1,182.7	554.9	1,737.6	154.8
Total fair value of liabilities assumed	(808.7)	(382.5)	(1,191.2)	(97.8)
Net assets acquired	374.0	172.4	546.4	57.0
____________

(1)	Of the $141.0 of tangible assets acquired in the Polish Re transaction, $31.9 comprised cash and cash equivalents.

Other

On February 11, 2009, the company made an additional investment of $49.0 in its equity affiliate Cunningham Lindsey Group Limited (“CLGL”) to facilitate that company’s acquisition of the international operations of GAB Robins, a provider of loss adjusting and claims management services. The company’s ownership of CLGL at March 31, 2010 was 43.6% (43.6% at December 31, 2009).

6.   Subsidiary Indebtedness, Long Term Debt, Other Long Term Obligations and Capital

Three months ended March 31, 2010

On February 26, 2010, the company completed a public equity offering and issued 563,381 subordinate voting shares at $355.00 per share, for net proceeds after expenses (net of tax of $0.1) of $199.8.

On February 1, 2010, the company issued 8,000,000 cumulative five-year rate reset preferred shares, Series E for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses (net of tax of $1.7) of $183.1 (Cdn$195.3). The Series E preferred shares have a dividend rate of 4.75% per annum until March 31, 2015 and thereafter an annual rate to be reset every five years equal to the then current five-year Government of Canada bond yield plus 2.16%. The Series E preferred shares have a liquidation preference of Cdn$25.00 per share and are redeemable by the company on March 31, 2015 and on March 31 every five years thereafter at Cdn$25.00 per share. Holders of unredeemed Series E preferred shares will have the right, at their option, to convert their shares into Series F floating rate cumulative preferred shares on March 31, 2015, and on March 31 every five years thereafter. The Series F preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on March 31, 2015 or any subsequent five-year anniversary plus 2.16%.

Three months ended March 31, 2009

On the maturity date, January 28, 2009, the company repaid the outstanding $12.8 of its 6.15% secured loan.

Repurchases of shares

Under the terms of normal course issuer bids, during the first quarter of 2010 the company repurchased for cancellation 7,900 (2009 – 10,000) subordinate voting shares at a net cost of $2.7 (2009 – $2.2), of which $1.5 (2009 – $0.9) was charged to retained earnings.

Dividends

On January 5, 2010, the company declared a cash dividend of $10.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 26, 2010 to shareholders of record on January 19, 2010 for a total cash payment of $200.8.

On January 6, 2009, the company declared a cash dividend of $8.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 27, 2009 to shareholders of record on January 20, 2009 for a total cash payment of $140.8.

Fair value

The fair values of the company’s long term debt and other long term obligations are based principally on market prices, where available, or discounted cash flow calculations. The estimated fair values of the company’s long term debt and other long term obligations compared to their carrying values are as follows:

	March 31, 2010		December 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Long term debt – holding company borrowings	1,250.6	1,355.7	1,236.9	1,317.4
Long term debt – subsidiary company borrowings	890.6	947.9	891.3	917.4
Other long term obligations – holding company	172.0	169.8	173.5	171.3
	2,313.2	2,473.4	2,301.7	2,406.1

Credit facilities

Northbridge maintains a five-year, unsecured, revolving credit facility with a Canadian chartered bank maturing in 2012 for up to Cdn$50.0. As at March 31, 2010, there was Cdn$1.0 utilized under this credit facility, all of which was in support of letters of credit. As at December 31, 2009 and until February 23, 2010, OdysseyRe maintained a five-year $200.0 credit facility with a syndicate of lenders maturing in 2012. As at February 24, 2010, the size of this credit facility was reduced to $100.0 with an option to increase the size of the facility by an amount up to $50.0, to a maximum facility size of $150.0. As at March 31, 2010, there was $33.7 utilized under this credit facility, all of which was in support of letters of credit.

7.   Accumulated Other Comprehensive Income (Loss)

The balances related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	March 31, 2010			December 31, 2009
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Net unrealized gains (losses) on available for sale securities:
Bonds	137.1	(43.8)	93.3	181.2	(60.5)	120.7
Common stocks and other	1,101.8	(319.8)	782.0	877.5	(251.1)	626.4
	1,238.9	(363.6)	875.3	1,058.7	(311.6)	747.1
Currency translation account	257.2	(25.8)	231.4	153.9	(7.9)	146.0
	1,496.1	(389.4)	1,106.7	1,212.6	(319.5)	893.1

8.   Income Taxes

The effective income tax rate of 20.3% implicit in the $73.7 provision for income taxes in the first quarter of 2010 differed from the company’s statutory income tax rate of 31.0% (decreased from 33.0% in 2009) primarily as a result of the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, partially offset by tax differences arising as a result of reporting the income of the Fairfax holding company in U.S. dollars in the consolidated financial statements whereas for tax purposes this income is reported in Canadian dollars.

The effective income tax rate of 43.8% implicit in the $30.9 recovery of income taxes in the first quarter of 2009 differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities).

9.   Contingencies

Lawsuits

(a)
During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs filed their oppositions thereto, the defendants filed their replies to those oppositions and the motions to dismiss were argued before the Court in December 2007. In March 2010, the Court granted the defendants’ motions to dismiss the Amended Consolidated Complaint, on the grounds that the Court had no jurisdiction in that Complaint as constituted, and denied as futile any request by plaintiffs for leave to file a further amended complaint. Previously, in November 2009, the Court had granted a motion by the lead plaintiffs to withdraw as lead plaintiffs, and allowed other prospective lead plaintiffs 60 days to file motions seeking appointment as replacement lead plaintiff. Two entities filed such motions and subsequently asked the Court to appoint them as co-lead plaintiffs. These motions had not been ruled upon prior to the Court’s issuance of its judgment dismissing the Amended Consolidated Complaint. The original lead plaintiffs and the proposed replacement co-lead plaintiffs have filed a motion asking the Court to alter or amend its March 2010 judgment so as to reinstate the claims of U.S. residents and to appoint the proposed replacement co-lead plaintiffs as co-lead plaintiffs. Fairfax, OdysseyRe and the named officers and directors intend to oppose this motion. The ultimate outcome of any litigation is uncertain, and should the consolidated lawsuit be allowed to continue (or a new comparable lawsuit be commenced) and be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit, if it is allowed to continue, or a subsequently commenced comparable lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to either such lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. If the consolidated lawsuit is allowed to continue or a new comparable lawsuit is commenced, Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against them and the company’s financial statements include no provision for loss in this matter.

(b)
On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers. Fairfax has not been served with this counterclaim. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. Fairfax intends to vigorously defend against these counterclaims. In September 2008, the Court granted a motion for summary judgment brought by two defendants, and dismissed Fairfax’s claims against those defendants without prejudice. Discovery in this action is ongoing. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

Financial guarantee

On February 24, 2010, the company issued a Cdn$4.0 standby letter of credit on behalf of an investee for a term of six months. In connection with the standby letter of credit, the company has pledged short term investments in the amount of Cdn$4.2 representing the company’s maximum loss under the standby letter of credit assuming failure of any right of recourse the company may have against the investee. The company’s consolidated balance sheet as at March 31, 2010 included a liability of $0.2 (Cdn$0.2) representing the fair value of the consideration received for issuing the standby letter of credit. This liability may be recognized in net earnings if the standby letter of credit expires undrawn, may be increased by the additional consideration received if the term is extended to one year or may be increased to reflect increased credit risk in the event of a deterioration in the credit quality of the investee. At March 31, 2010, no draw-downs had been made on this standby letter of credit.

10.   Earnings per Share

Earnings per share is calculated in the following table based upon weighted average common shares outstanding:

	First quarter
	2010	2009
Net earnings (loss) attributable to shareholders of Fairfax	289.4	(60.4)
Preferred share dividends	(5.0)	(1.7)
Net earnings (loss) attributable to common shareholders – basic and diluted	284.4	(62.1)
Weighted average common shares outstanding – basic	20,200,077	17,484,295
Total effect of dilutive shares:
Options to purchase treasury stock acquired	89,477	—
Weighted average common shares outstanding – diluted	20,289,554	17,484,295
Net earnings (loss) per common share – basic	$14.08	$(3.55)
Net earnings (loss) per common share – diluted	$14.02	$(3.55)

Options to purchase treasury stock acquired of 97,631 were not included in the calculation of net loss per diluted common share in the first quarter of 2009 as the inclusion of the options would be anti-dilutive.

11.   Capital Management

The company’s capital management framework is designed to first protect its policyholders, then to protect its bondholders, and finally to optimize returns to shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at March 31, 2010, comprising shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $8,410.5, compared to $7,736.6 at December 31, 2009. The company manages its capital based on the following financial measurements and ratios:

	March 31, 2010		December 31, 2009
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,761.4		1,242.7
Holding company debt	1,250.6		1,236.9
Subsidiary debt	902.0		903.4
Other long term obligations – holding company	172.0		173.5
Total debt	2,324.6		2,313.8
Net debt	563.2		1,071.1
Common shareholders’ equity	7,886.6		7,391.8
Preferred stock	410.3		227.2
Non-controlling interests	113.6		117.6
Total equity	8,410.5		7,736.6
Net debt/total equity	6.7%		13.8%
Net debt/net total capital(1)	6.3%		12.2%
Total debt/total capital(2)	21.7%		23.0%
Interest coverage(3)	9.0	x	8.2	x
____________

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

12.   Financial Risk Management

The company has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as underwriting, credit, market and liquidity risk, as disclosed in note 19 of the company’s consolidated financial statements for the year ended December 31, 2009. There have been no significant changes to the company’s exposure to these risks or the framework used to monitor, evaluate and manage them other than as outlined in the Financial Risk Management section of Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the company’s Interim Report for the first quarter ended March 31, 2010.

13.   Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. In March 2010, Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”), the company’s recently established wholly-owned insurance company, commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The identifiable assets of Fairfax Brasil ($38.1 at March 31, 2010) have been included in the Reinsurance and Insurance – Other reporting segment (formerly known as the Reinsurance – Other reporting segment prior to January 1, 2010). The Corporate and other reporting segment identifiable assets increased during the first quarter of 2010 primarily as a result of the February 26, 2010 public equity offering and the February 1, 2010 Series E preferred share issuance, as described in note 6. There were no other significant changes in the identifiable assets by reporting segment as at March 31, 2010 compared to December 31, 2009.

An analysis of net earnings by reporting segment for the quarters ended March 31 is presented below:

Quarter ended March 31, 2010

					Reinsurance
					and
	Insurance			Reinsurance	Insurance					Eliminations
		Crum &	Fairfax			Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated
Net premiums earned	245.9	182.6	35.0	457.1	142.3	1,062.9	—	—	—	—	1,062.9
Underwriting expenses	(258.8)	(195.7)	(33.7)	(516.3)	(181.0)	(1,185.5)	—	—	—	—	(1,185.5)
Underwriting profit (loss)	(12.9)	(13.1)	1.3	(59.2)	(38.7)	(122.6)	—	—	—	—	(122.6)
Interest income	28.3	22.6	3.3	67.1	12.1	133.4	15.4	—	3.7	—	152.5
Dividends	5.4	6.0	0.7	10.6	0.2	22.9	1.9	—	2.6	—	27.4
Earnings (loss) on investments, at equity	0.9	—	2.5	7.3	(0.2)	10.5	0.6	—	(2.2)	—	8.9
Investment expenses	(2.6)	(4.5)	(0.4)	(5.7)	(1.2)	(14.4)	(2.4)	—	(0.5)	11.2	(6.1)
Interest and dividends	32.0	24.1	6.1	79.3	10.9	152.4	15.5	—	3.6	11.2	182.7
Other
Revenue	—	—	—	—	—	—	1.4	141.8	11.2	(11.2)	143.2
Expenses	—	—	—	—	—	—	(29.4)	(137.1)	—	—	(166.5)
	—	—	—	—	—	—	(28.0)	4.7	11.2	(11.2)	(23.3)
Operating income (loss) before:	19.1	11.0	7.4	20.1	(27.8)	29.8	(12.5)	4.7	14.8	—	36.8
Net gains (losses) on investments	26.9	176.1	2.1	56.4	36.8	298.3	39.4	—	77.9	—	415.6
Interest expense	—	(7.0)	—	(7.5)	(1.1)	(15.6)	—	(0.2)	(29.7)	—	(45.5)
Corporate overhead and other	(2.3)	(1.8)	(1.2)	(11.2)	(0.8)	(17.3)	—	—	(25.7)	—	(43.0)
Pre-tax income	43.7	178.3	8.3	57.8	7.1	295.2	26.9	4.5	37.3	—	363.9
Income taxes											(73.7)
Net earnings											290.2
Attributable to:
Shareholders of Fairfax											289.4
Non-controlling interests											0.8
											290.2

Quarter ended March 31, 2009

	Insurance			Reinsurance						Eliminations
		Crum &	Fairfax			Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated
Net premiums earned	228.8	207.4	22.4	470.0	191.7	1,120.3	—	—	—	—	1,120.3
Underwriting expenses	(232.9)	(207.0)	(20.6)	(453.7)	(191.0)	(1,105.2)	—	—	—	—	(1,105.2)
Underwriting profit (loss)	(4.1)	0.4	1.8	16.3	0.7	15.1	—	—	—	—	15.1
Interest income	19.0	24.9	1.6	61.2	10.3	117.0	12.7	—	1.1	—	130.8
Dividends	6.1	11.6	0.7	16.8	0.6	35.8	2.9	—	5.1	—	43.8
Earnings (loss) on investments, at equity	(0.2)	(1.9)	3.4	(4.2)	—	(2.9)	—	—	1.8	—	(1.1)
Investment expenses	(2.4)	(2.5)	(0.3)	(4.2)	(1.0)	(10.4)	(2.8)	—	(0.1)	10.9	(2.4)
Interest and dividends	22.5	32.1	5.4	69.6	9.9	139.5	12.8	—	7.9	10.9	171.1
Other
Revenue	—	—	—	—	—	—	0.2	140.8	10.9	(10.9)	141.0
Expenses	—	—	—	—	—	—	(32.5)	(135.1)	—	—	(167.6)
	—	—	—	—	—	—	(32.3)	5.7	10.9	(10.9)	(26.6)
Operating income (loss) before:	18.4	32.5	7.2	85.9	10.6	154.6	(19.5)	5.7	18.8	—	159.6
Net gains (losses) on investments	(31.6)	16.1	4.0	(10.8)	(11.7)	(34.0)	(6.4)	—	(112.0)	(0.6)	(153.0)
Interest expense	—	(6.9)	—	(8.1)	(1.5)	(16.5)	—	(0.5)	(21.6)	—	(38.6)
Corporate overhead and other	(6.3)	(0.8)	(1.4)	(3.3)	(1.4)	(13.2)	—	—	(25.3)	—	(38.5)
Pre-tax income (loss)	(19.5)	40.9	9.8	63.7	(4.0)	90.9	(25.9)	5.2	(140.1)	(0.6)	(70.5)
Income taxes											30.9
Net loss											(39.6)
Attributable to:
Shareholders of Fairfax											(60.4)
Non-controlling interests											20.8
											(39.6)

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the quarters ended March 31 is presented below:

	First quarter
	2010	2009
Revenue of reporting segments:
Net premiums earned	1,062.9	1,120.3
Interest and dividends	182.7	171.1
Other revenue per reportable segment	143.2	141.0
Net gains (losses) on investments	415.6	(153.0)
Total consolidated revenue	1,804.4	1,279.4

14.   US GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States, as described in note 21 on pages 89 to 97 of the company’s 2009 Annual Report (updated as follows for the changes described below).

The following table presents the net earnings and the comprehensive income in accordance with US GAAP:

	First quarter
	2010	2009(1)
Net earnings, Canadian GAAP	290.2	(39.6)
Recoveries on retroactive reinsurance(2)	3.9	3.7
Equity accounting(3)	(0.1)	7.2
Northbridge step acquisitions(4)	1.6	—
OdysseyRe step acquisition(5)	13.4	—
Tax effects	(6.5)	(2.3)
Net earnings (loss), US GAAP	302.5	(31.0)
Attributable to: Non-controlling interests, US GAAP	0.8	23.0
Shareholders of Fairfax, US GAAP	301.7	(54.0)
	302.5	(31.0)
Earnings per share, US GAAP	$14.69	$(3.19)
Earnings per diluted share, US GAAP	$14.62	$(3.19)
Other comprehensive income (loss), Canadian GAAP	213.6	(299.5)
Equity accounting(3)	(0.7)	—
Northbridge step acquisitions(4)	(5.5)	—
OdysseyRe step acquisition(5)	(13.0)	—
Tax effects	4.5	—
Other comprehensive income (loss), US GAAP	198.9	(299.5)
Attributable to: Non-controlling interests, US GAAP	–	(57.1)
Shareholders of Fairfax, US GAAP	198.9	(242.4)
	198.9	(299.5)
Net earnings, US GAAP	302.5	(31.0)
Other comprehensive income (loss), US GAAP	198.9	(299.5)
Comprehensive income, US GAAP	501.4	(330.5)
Attributable to: Non-controlling interests, US GAAP	0.8	(34.1)
Shareholders of Fairfax, US GAAP	500.6	(296.4)
	501.4	(330.5)

The following table presents the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	March 31, 2010			December 31, 2009(1)
	Canadian GAAP	Differences	US GAAP	Canadian GAAP	Differences	US GAAP
Assets
Holding company cash, short term investments and marketable securities	1,788.1	(2.6)	1,785.5	1,251.6	(1.7)	1,249.9
Portfolio investments:
Common stocks(3)	4,559.2	(176.2)	4,383.0	4,853.1	(144.9)	4,708.2
Investments, at equity(3)	528.2	156.2	684.4	475.4	124.8	600.2
All other portfolio investments	15,150.4	–	15,150.4	14,750.1	—	14,750.1
Future income taxes(2)(3)(4)(5)(6)	282.0	88.3	370.3	318.7	89.3	408.0
Goodwill and intangible assets(4)(5)	445.5	(269.9)	175.6	438.8	(265.4)	173.4
All other assets	6,474.6	–	6,474.6	6,315.1	–	6,315.1
	29,228.0	(204.2)	29,023.8	28,402.8	(197.9)	28,204.9
Liabilities
Accounts payable and accrued liabilities(2)	1,094.7	126.9	1,221.6	1,202.2	130.8	1,333.0
All other liabilities	19,559.9	–	19,559.9	19,299.6	—	19,299.6
	20,654.6	126.9	20,781.5	20,501.8	130.8	20,632.6
Mandatorily redeemable shares of TRG	162.9	–	162.9	164.4	—	164.4
Equity(1)(2)(3)(4)(5)(6)	8,410.5	(331.1)	8,079.4	7,736.6	(328.7)	7,407.9
	29,228.0	(204.2)	29,023.8	28,402.8	(197.9)	28,204.9

The difference in consolidated total equity was as follows:

	March 31, 2010			December 31, 2009(1)
	Total	Parent company	Non - controlling Interests	Total	Parent company	Non - controlling Interests
Total equity based on Canadian GAAP	8,410.5	8,296.9	113.6	7,736.6	7,619.0	117.6
Accumulated other comprehensive loss	(75.3)	(73.6)	(1.7)	(60.6)	(58.9)	(1.7)
Cumulative reduction in retained earnings under US GAAP	(255.8)	(255.8)	–	(268.1)	(268.1)	—
Total equity based on US GAAP	8,079.4	7,967.5	111.9	7,407.9	7,292.0	115.9

The difference in consolidated accumulated other comprehensive loss was as follows:

	March 31, 2010			December 31, 2009
	Total	Parent company	Non - controlling Interests	Total	Parent company	Non - controlling Interests
Equity accounting(3)	(4.4)	(4.4)	—	(3.7)	(3.7)	—
Northbridge step acquisitions(4)	(12.6)	(12.6)	—	(7.1)	(7.1)	—
OdysseyRe step acquisition(5)	(31.3)	(31.3)	—	(18.3)	(18.3)	—
Pension liability adjustment(6)	(37.6)	(35.1)	(2.5)	(37.6)	(35.1)	(2.5)
Related deferred income taxes	10.6	9.8	0.8	6.1	5.3	0.8
	(75.3)	(73.6)	(1.7)	(60.6)	(58.9)	(1.7)

The cumulative reduction in retained earnings under US GAAP was as follows:

	March 31, 2010			December 31, 2009
	Total	Parent company	Non - controlling Interests	Total	Parent company	Non - controlling Interests
Recoveries on retroactive reinsurance(2)	(66.7)	(66.7)	—	(69.2)	(69.2)	—
Equity accounting(3)	(2.6)	(2.6)	—	(2.6)	(2.6)	—
Northbridge step acquisitions(4)	(149.3)	(149.3)	—	(150.4)	(150.4)	—
OdysseyRe step acquisition(5)	(69.4)	(69.4)	—	(78.1)	(78.1)	—
Purchase price allocation on the acquisition of TIG Re (now part of OdysseyRe) in 1999	32.2	32.2	—	32.2	32.2	—
	(255.8)	(255.8)	—	(268.1)	(268.1)	—
____________

(1)
The presentation under Canadian and US GAAP of non-controlling interests on the consolidated balance sheets and in the consolidated statements of net earnings was substantially harmonized following the adoption by the company of new Canadian GAAP accounting pronouncements related to business combinations and non-controlling interests on January 1, 2010 as described in note 2. Accordingly, certain comparative figures have been reclassified to conform to the presentation of non-controlling interests adopted under Canadian GAAP in the current year.

(2)
Under Canadian GAAP, recoveries on certain stop loss reinsurance treaties are recorded at the same time as the claims incurred are ceded. Under US GAAP, these recoveries, which are considered to be retroactive reinsurance, are recorded up to the amount of the premium paid with the excess of the ceded liabilities over the premium paid recorded as a deferred gain. The deferred gain is amortized to income over the estimated settlement period over which the company expects to receive the recoveries and is recorded in accounts payable and accrued liabilities.

(3)
Under Canadian GAAP, certain of the company’s investments in partnership trusts that do not have a quoted price in an active market are accounted for on the cost basis. Under Canadian GAAP, the company’s investment in limited partnerships whose fair value can be reliably measured are recorded in the consolidated balance sheet as common stocks designated as held for trading. For the investments in partnership trusts and limited partnerships described above, US GAAP requires the use of the equity method to account for such investments since the company’s equity interest in these investments is more than minor.

(4)
Under Canadian GAAP, the privatization of Northbridge was accounted for as two separate step acquisitions of the outstanding common shares of Northbridge. Under US GAAP, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the step acquisition accounting for the privatization of Northbridge recognized fair value adjustments to the assets and liabilities acquired and goodwill (note 5). These fair value adjustments to assets and liabilities and goodwill are not recognized under US GAAP. As a result, in the first quarter of 2009, an amount of $147.9 was charged to the cumulative reduction in retained earnings under US GAAP representing the excess of the cost of the acquisition of $546.4 over the carrying value of the non-controlling interest of $398.5. In addition, fair value adjustments of $1.6 which decreased pre-tax net earnings and $5.5 which increased other comprehensive income under Canadian GAAP in the first quarter of 2010 are not recognized in comprehensive income under US GAAP.

(5)
Under Canadian GAAP, the privatization of OdysseyRe was accounted for as a step acquisition of the outstanding common shares of OdysseyRe. Under US GAAP, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Under Canadian GAAP, the step acquisition accounting for the privatization of OdysseyRe recognized fair value adjustments to the assets and liabilities acquired and goodwill (note 5). These fair value adjustments to assets and liabilities and goodwill are not recognized under US GAAP. As a result, in the fourth quarter of 2009, an amount of $89.2 was charged to the cumulative reduction in retained earnings under US GAAP representing the excess of the cost of the acquisition of $1,017.0 and liabilities assumed related to the amendment of OdysseyRe’s employee compensation plans of $22.4 over the carrying value of the non-controlling interest of $950.2. In addition, fair value adjustments of $13.4 which decreased pretax net earnings and $13.0 which increased pretax other comprehensive income under Canadian GAAP in the first quarter of 2010 are not recognized in comprehensive income under US GAAP.

(6)
US GAAP requires the recognition of a net asset or liability to report the funded status of a company’s defined benefit and other post retirement benefit plans on its balance sheet with an offsetting adjustment to accumulated other comprehensive income in total equity. There is no such requirement under Canadian GAAP.

Statements of Cash Flows

Under Canadian GAAP, the privatization of Northbridge in the first quarter of 2009 was presented in the consolidated statements of cash flows as an investing activity. Under US GAAP, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions and are presented in the consolidated statements of cash flows as a financing activity. Accordingly, $546.4 of cash used in investing activities and classified as purchases of subsidiaries, net of cash acquired under Canadian GAAP, would be reclassified as a financing activity under US GAAP. There were no other significant differences in the consolidated statements of cash flows under US GAAP as compared to Canadian GAAP.

Accounting pronouncements adopted in 2010

On January 1, 2010, the company adopted SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (now known as FASB ASC 810-10, Consolidation), which replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity or the right to receive benefits from the entity. It also requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in fact and circumstances occur and ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. Additional disclosures about an enterprise’s involvement in variable interest entities are also required. The adoption of FASB ASC 810-10 did not have any significant impact on the company’s consolidated financial position or results of operations under US GAAP.

On January 1, 2010, the company adopted the FASB Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (“FASB ASU 2010-06”). FASB ASU 2010-06 requires the disclosures about the transfers in and out of Levels 1 and 2 and information about purchases, sales, issuances and settlements for Level 3 activities. It also clarifies requirements for existing fair value disclosures with respect to the level of disaggregation required within the fair value hierarchy and inputs and valuation techniques used to measure fair value. The adoption of FASB ASU 2010-06 did not have any significant impact on the company’s consolidated financial position or results of operations under US GAAP.

15.   Changes in Operating Assets and Liabilities

Changes in the company’s operating assets and liabilities in the consolidated statements of cash flows were comprised as follows:

	First quarter
	2010	2009
Provision for claims	38.9	(96.6)
Unearned premiums	42.6	38.5
Accounts receivable and other	38.3	(56.9)
Recoverable from reinsurers	(7.5)	64.4
Funds withheld payable to reinsurers	18.1	13.3
Accounts payable and accrued liabilities	(120.2)	(83.1)
Income taxes payable	45.3	(536.9)
Other	(22.5)	2.9
Change in operating assets and liabilities	33.0	(654.4)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(as of April 29, 2010) (Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

This management’s discussion and analysis should be read in conjunction with notes 1 and 2 to the consolidated financial statements included herein and with the notes to the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2009 contained in the company’s 2009 Annual Report.

The combined ratio is the traditional measure of underwriting results of property and casualty insurance companies, but is regarded as a non-GAAP measure. The combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned).

First Quarter Results

The company’s sources of net earnings and combined ratios by business segment were as set out below for the three months ended March 31, 2010 and 2009. In March 2010, Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”), the company’s recently established wholly-owned insurance company, commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The operating results of Fairfax Brasil are included in the Reinsurance and Insurance – Other business segment (formerly known as the Reinsurance – Other business segment prior to January 1, 2010). First quarter 2010 results reflect the company’s 100% interest in OdysseyRe and Advent. First quarter 2009 results reflect the company’s 100% interest in Northbridge and include the results of operations of Polish Re. In February 2009 the company completed the acquisition of the 36.4% of the outstanding common shares of Northbridge not already owned by Fairfax, as described in note 5. During the latter part of 2009, the company completed the acquisition of the 27.4% and 36.5% of the outstanding common shares of OdysseyRe and Advent respectively not already owned by Fairfax, as described in note 18 of the company’s 2009 Annual Report. On January 7, 2009, the company commenced consolidation of Polish Re following the acquisition of a 100% interest in Polish Re, as described in note 5. The results of Polish Re are included in the Reinsurance and Insurance – Other business segment.

	First quarter
	2010	2009
Combined ratios
Insurance – Canada (Northbridge)	105.2%	101.8%
– U.S. (Crum & Forster)	107.2%	99.8%
– Asia (Fairfax Asia)	96.4%	92.2%
Reinsurance – OdysseyRe	113.0%	96.5%
Reinsurance and Insurance – Other	127.2%	99.6%
Consolidated	111.5%	98.7%
Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	(12.9)	(4.1)
– U.S. (Crum & Forster)	(13.1)	0.4
– Asia (Fairfax Asia)	1.3	1.8
Reinsurance – OdysseyRe	(59.2)	16.3
Reinsurance and Insurance – Other	(38.7)	0.7
Underwriting profit (loss)	(122.6)	15.1
Interest and dividends	152.4	139.5
Operating income	29.8	154.6
Net gains (losses) on investments	298.3	(34.6)
Runoff	26.9	(25.9)
Other (animal nutrition)	4.7	5.7
Interest expense	(45.5)	(38.6)
Corporate overhead and other	49.7	(131.7)
Pre-tax income (loss)	363.9	(70.5)
Income taxes	(73.7)	30.9
Net earnings (loss)	290.2	(39.6)
Attributable to:
Shareholders of Fairfax	289.4	(60.4)
Non-controlling interests	0.8	20.8
	290.2	(39.6)

The company’s insurance and reinsurance operations reported an underwriting loss of $122.6 in the first quarter of 2010 compared to an underwriting profit of $15.1 in the first quarter of 2009. The combined ratio of those operations in the first quarter of 2010 was 111.5% compared to 98.7% in the first quarter of 2009, with Northbridge, Crum & Forster, Fairfax Asia, OdysseyRe and Reinsurance and Insurance – Other producing combined ratios of 105.2%, 107.2%, 96.4%, 113.0% and 127.2% respectively. Catastrophe losses negatively impacted first quarter 2010 underwriting results by 17.2 combined ratio points ($182.1 net of reinstatement premiums) compared to 4.2 combined ratio points ($46.8 net of reinstatement premiums) in the first quarter of 2009. First quarter 2010 catastrophe losses related primarily to the impact of the Chilean earthquake ($136.8 net of reinstatement premiums, 12.9 combined ratio points) and primarily affected the underwriting results of OdysseyRe ($86.2 net of reinstatement premiums, 18.9 combined ratio points), Advent ($34.3 net of reinstatement premiums, 44.1 combined ratio points) and Group Re ($16.3 net of reinstatement premiums, 31.2 combined ratio points). Prior to giving effect to the impact of the Chilean earthquake losses, the combined ratio of the company’s insurance and reinsurance operations was 98.7% in the first quarter of 2010. Catastrophe losses negatively impacted first quarter of 2009 underwriting results by 4.2 combined ratio points ($46.8 net of reinstatement premiums) related primarily to the impact of Hurricane Klaus on OdysseyRe. First quarter 2010 underwriting results included 0.7 of a combined ratio point ($7.0) of net favourable development of prior years’ reserves, principally at OdysseyRe and Advent. First quarter 2009 underwriting results benefited from 1.6 combined ratio points ($18.2) of net favourable development of prior years’ reserves, principally at OdysseyRe, Crum & Forster and Northbridge.

The company reported net earnings attributable to shareholders of Fairfax of $289.4 ($14.08 per share, $14.02 per diluted share) in the first quarter of 2010 compared to a net loss of $60.4 ($3.55 per share and per diluted share) in the first quarter of 2009. The year-over-year increase in first quarter net earnings primarily reflected $415.6 of net investment gains in the first quarter of 2010 compared to $153.0 of net investment losses in the first quarter of 2009, the significant underwriting loss resulting from the Chilean earthquake and other catastrophe losses, the effect in the first quarter of 2010 of improved runoff results (a $52.8 pre-tax year-over-year improvement, principally attributable to net investment gains), increased interest and dividend income, and increased subsidiary corporate overhead expenses. Net gains on investments of $415.6 in the first quarter of 2010 were primarily related to $255.3 of net gains on bonds and $235.7 of net gains on common stocks and equity derivatives, partially offset by $37.3 of net losses related to foreign currency, $31.9 of net losses on preferred stocks, $7.9 of net losses on credit default swaps and other derivatives and $1.9 of other than temporary impairments recorded on common stock and bond investments. Net losses on investments of $153.0 in the first quarter of 2009 were primarily related to $213.0 of other than temporary impairments recorded on common stock and bond investments, $66.6 of net losses related to equity total return swaps, $41.8 of net losses on common stocks and net losses of $24.8 related to foreign currency, partially offset by $122.2 of net gains on bonds, $56.4 of net gains related to credit default swaps and $11.5 of net gains on other derivatives.

Revenue in the first quarter of 2010 increased to $1,804.4 from $1,279.4 in the first quarter of 2009, principally as a result of the significant year-over-year increase in net investment gains and increased interest and dividends, partially offset by a $56.2 decline in net premiums earned. Net premiums earned by the company’s insurance and reinsurance operations in the first quarter of 2010 decreased by 5.1% to $1,062.9 from $1,120.3 in the first quarter of 2009, reflecting declines in net premiums earned by Crum & Forster, OdysseyRe and Advent, partially offset by increased net premiums earned by Northbridge (increased in U.S. dollar terms, but decreased in Canadian dollars) and Fairfax Asia.

The global insurance and reinsurance industry continued to experience challenging market conditions, including the impact of the weak economy on insured customers. Gross premiums written decreased 1.1% in the first quarter of 2010 compared to the first quarter of 2009, with increases at Northbridge (increased in U.S. dollar terms, but decreased 12.7% in Canadian dollars), Crum & Forster, Fairfax Asia and OdysseyRe, offset by decreases at Reinsurance and Insurance – Other (primarily Advent, principally as the result of lower reinsurance-to-close premiums received in the first quarter of 2010 compared to the first quarter of 2009). Net premiums written by the company’s insurance and reinsurance operations in the first quarter of 2010 decreased 2.0% to $1,093.3 from $1,116.0 in the first quarter of 2009, reflecting the year-over-year increases at Fairfax Asia ($22.0, or 76.9%), Northbridge ($10.1, or 5.4%, with the increase principally attributable to currency translation) and Crum & Forster ($6.5, or 3.6%), offset by decreases at Reinsurance and Insurance – Other ($55.5, or 23.1%, reflecting Advent’s greater reinsurance-to-close premiums in 2009) and OdysseyRe ($5.8, or 1.2%).

Interest and dividend income increased in the first quarter of 2010 relative to the first quarter of 2009 (by $11.6, or 6.8%), primarily reflecting the larger average investment portfolio held in the first quarter of 2010 compared to the first quarter of 2009, partially offset by the effect of lower short term interest rates year-over-year.

Other revenue of $141.8 (2009 – $140.8) and other expenses of $137.1 (2009 – $135.1) for the three months ended March 31, 2010 represent the revenue and the operating and other costs respectively of Ridley.

Primarily as a result of the company’s first quarter equity issuance, net earnings attributable to shareholders and the effect on accumulated other comprehensive income of a net increase in unrealized gains on available for sale securities and foreign currency translation, common shareholders’ equity at March 31, 2010 increased to $7,886.6 or $383.83 per basic share from $369.80 per basic share at December 31, 2009, representing an increase per basic share in the first quarter of 2010 of 3.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2010, or 6.4% adjusted to include that dividend).

Operating expenses in the first quarter of 2010 in the consolidated statement of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. The $16.6 increase in first quarter 2010 operating expenses compared to the first quarter of 2009 related primarily to increased expenses at OdysseyRe and Northbridge and increased subsidiary holding companies corporate overhead, partially offset by decreased operating expenses at Runoff.

Net Earnings by Business Segment

The company’s sources of net earnings shown by business segment were as set out below for the first quarters ended March 31, 2010 and 2009. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on investment purchase and sale transactions within the consolidated group.

Quarter ended March 31, 2010

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance and Insurance	Ongoing Operations	Runoff	Other (animal nutrition)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	268.2	221.7	82.6	561.7	225.7	1,359.9	1.2	—	(29.0)	—	1,332.1
Net premiums written	197.8	186.8	50.6	473.2	184.9	1,093.3	1.4	—	—	—	1,094.7
Net premiums earned	245.9	182.6	35.0	457.1	142.3	1,062.9	1.4	—	—	—	1,064.3
Underwriting profit (loss)	(12.9)	(13.1)	1.3	(59.2)	(38.7)	(122.6)	—	—	—	—	(122.6)
Interest and dividends	32.0	24.1	6.1	79.3	10.9	152.4	—	—	—	—	152.4
Operating income (loss) before:	19.1	11.0	7.4	20.1	(27.8)	29.8	—	—	—	—	29.8
Net gains on investments	26.9	176.1	2.1	56.4	36.8	298.3	39.4	—	—	—	337.7
Runoff operating loss	—	—	—	—	—	—	(12.5)	—	—	—	(12.5)
Other (animal nutrition)	—	—	—	—	—	—	—	4.7	—	—	4.7
Interest expense	—	(7.0)	—	(7.5)	(1.1)	(15.6)	—	(0.2)	—	(29.7)	(45.5)
Corporate overhead and other	(2.3)	(1.8)	(1.2)	(11.2)	(0.8)	(17.3)	—	—	—	67.0	49.7
Pre-tax income	43.7	178.3	8.3	57.8	7.1	295.2	26.9	4.5	—	37.3	363.9
Income taxes											(73.7)
Net earnings											290.2
Attributable to:
Shareholders of Fairfax											289.4
Non-controlling interests											0.8
											290.2

Quarter ended March 31, 2009

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other (animal nutrition)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	256.4	218.2	61.5	554.9	297.9	1,388.9	1.0	—	(42.4)	—	1,347.5
Net premiums written	187.7	180.3	28.6	479.0	240.4	1,116.0	—	—	—	—	1,116.0
Net premiums earned	228.8	207.4	22.4	470.0	191.7	1,120.3	0.2	—	—	—	1,120.5
Underwriting profit (loss)	(4.1)	0.4	1.8	16.3	0.7	15.1	—	—	—	—	15.1
Interest and dividends	22.5	32.1	5.4	69.6	9.9	139.5	—	—	—	—	139.5
Operating income before:	18.4	32.5	7.2	85.9	10.6	154.6	—	—	—	—	154.6
Net gains (losses) on investments	(31.6)	16.1	4.0	(10.8)	(11.7)	(34.0)	(6.4)	—	(0.6)	—	(41.0)
Runoff operating loss	—	—	—	—	—	—	(19.5)	—	—	—	(19.5)
Other (animal nutrition)	—	—	—	—	—	—	—	5.7	—	—	5.7
Interest expense	—	(6.9)	—	(8.1)	(1.5)	(16.5)	—	(0.5)	—	(21.6)	(38.6)
Corporate overhead and other	(6.3)	(0.8)	(1.4)	(3.3)	(1.4)	(13.2)	—	—	—	(118.5)	(131.7)
Pre-tax income (loss)	(19.5)	40.9	9.8	63.7	(4.0)	90.9	(25.9)	5.2	(0.6)	(140.1)	(70.5)
Income taxes											30.9
Net loss											(39.6)
Attributable to:
Shareholders of Fairfax											(60.4)
Non-controlling interests											20.8
											(39.6)

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations by segment for the three months ended March 31, 2010 and 2009.

Canadian Insurance – Northbridge

	First quarter
	2010	2009
Underwriting profit (loss)	(12.9)	(4.1)
Combined ratio	105.2%	101.8%
Gross premiums written	268.2	256.4
Net premiums written	197.8	187.7
Net premiums earned	245.9	228.8
Underwriting loss	(12.9)	(4.1)
Interest and dividends	32.0	22.5
Operating income	19.1	18.4
Net gains (losses) on investments	26.9	(31.6)
Pre-tax income (loss) before interest and other	46.0	(13.2)

Challenging industry conditions in the Canadian commercial lines market in the first quarter of 2010 contributed to an underwriting loss of $12.9 and a combined ratio of 105.2% for Northbridge, compared to an underwriting loss of $4.1 and a combined ratio of 101.8% in the first quarter of 2009. Northbridge’s first quarter 2010 underwriting results generally reflected the effects of the continuing weakness in commercial lines pricing and market conditions, the reduction in written premiums (in Canadian dollar terms) as a result of the Northbridge companies’ pricing discipline, and the impact of the weak economy on Northbridge’s insured customers. Northbridge’s combined ratio for the first quarter of 2010 was adversely affected by a year-over-year deterioration in its expense ratio (19.7% in the first quarter of 2010, compared to 17.6% in the first quarter of 2009), as a result of a 10.2% decline in net premiums earned relative to a 0.6% increase in general operating expenses in Canadian dollar terms.

First quarter 2010 underwriting results included 0.4 of a combined ratio point ($0.9) of net adverse development of prior years’ reserves, principally attributable to net adverse development of general liability claims in its small-to-medium account segment, partially offset by net favourable development in its large account segment. Underwriting results in the first quarter of 2009 included 2.4 combined ratio points ($5.5) of net favourable development of prior years’ reserves, primarily related to better than expected development of the most recent accident years in its non-marine energy business segment, partially offset by adverse development on pre-2003 casualty claims. Catastrophe losses, primarily related to winter storm activity, added 0.3 of a combined ratio point ($0.8) to first quarter 2010 underwriting results, compared to 0.5 of a combined ratio point ($1.2) in the first quarter of 2009.

The impact of economic conditions on Northbridge’s insured customers, underwriting actions undertaken by Northbridge including selective exiting from certain programmes and reductions in catastrophe-exposed regions, and challenging industry conditions including increased competition for new and renewal business contributed to a 12.7% decline in gross premiums written during the first quarter of 2010 in Canadian dollar terms compared to the first quarter of 2009. Net premiums written decreased by 12.0% in the first quarter of 2010 in Canadian dollar terms compared to the first quarter of 2009.

Net gains on investments in the first quarter of 2010 of $26.9 (compared to net losses of $31.6 in the first quarter of 2009) included $41.9 of net gains on bonds and $3.6 of net gains on common stocks and equity derivatives, partially offset by $12.3 of net losses related to foreign currency and $5.5 of net losses on preferred stocks. Net losses on investments of $31.6 in the first quarter of 2009 primarily reflected $54.7 of other than temporary impairments recorded on common stock and bond investments, partially offset by $8.4 of net gains related to credit default swaps, $8.5 of net gains on other derivatives and $5.5 of net gains on bonds.

A year-over-year increase in net investment gains and interest and dividends (primarily as a result of increased yield and a larger average investment portfolio), partially offset by the decline in underwriting results, produced pre-tax income before interest and other of $46.0 in the first quarter of 2010, compared to a pre-tax loss before interest and other of $13.2 in the first quarter of 2009.

Northbridge’s cash resources in the first quarter of 2010 decreased by $72.3, compared to a decrease of $54.4 in the first quarter of 2009. Net cash used in operating activities of $99.2 and cash used in financing activities of $48.1 comprised of advances paid by Northbridge to Fairfax in the first quarter of 2010 were funded by $70.1 of cash provided by investing activities (net sales of investments) and the above-noted utilization of cash resources. Net cash utilization of $54.4 in the first quarter of 2009 included $105.3 of cash used in operating activities, $172.4 used in the share redemption by Northbridge related to the completion of the 2009 going private transaction as described in note 5, and $10.0 related to foreign currency translation, the effects of which were partially offset by $202.2 of cash provided by investing activities (net sales of investments).

U.S. Insurance – Crum & Forster(1)

	First quarter
	2010	2009
Underwriting profit (loss)	(13.1)	0.4
Combined ratio	107.2%	99.8%
Gross premiums written	221.7	218.2
Net premiums written	186.8	180.3
Net premiums earned	182.6	207.4
Underwriting profit (loss)	(13.1)	0.4
Interest and dividends	24.1	32.1
Operating income	11.0	32.5
Net gains on investments	176.1	16.1
Pre-tax income before interest and other	187.1	48.6
____________

(1)	These results differ from those published by Crum & Forster Holdings Corp. primarily due to differences between Canadian and US GAAP.

Crum & Forster reported an underwriting loss of $13.1 and a combined ratio of 107.2% in the first quarter of 2010, generally reflecting the impact of the weak U.S. economy, the continuing challenging conditions in commercial lines markets, and underwriting actions undertaken by the company. Underwriting results at Crum & Forster in the first quarter of 2009 (underwriting profit of $0.4 and a combined ratio of 99.8%) were similarly affected by competitive market conditions and the company’s underwriting actions, but benefited from greater favourable development of prior years’ reserves and lower catastrophe losses than underwriting results in the first quarter of 2010. Crum & Forster’s combined ratio in the first quarter of 2010 was adversely affected by a year-over-year deterioration in its expense ratio (23.4% in the first quarter of 2010, compared to 21.0% in the first quarter of 2009) as a result of the 12.0% decline in net premiums earned relative to a 2.0% decline in underwriting operating expenses. First quarter 2010 underwriting results included the benefit of 0.5 of a combined ratio point ($0.9) of net favourable development of prior years’ reserves. First quarter 2009 results included 3.5 combined ratio points ($7.2) of net favourable prior years’ reserve development, principally in workers’ compensation and specialty lines. Catastrophe losses of $1.8, primarily related to winter storm activity in the U.S. northeast, added 1.0 combined ratio point to the first quarter 2010 underwriting results. There were no significant catastrophe losses in the first quarter 2009 underwriting results.

U.S. commercial lines market conditions continued to be challenging in the first quarter of 2010, and featured industry-wide pricing weakness in casualty lines in particular (including general liability, automobile and workers’ compensation) affecting both renewals and new business. Notwithstanding challenging industry conditions and the impact of the weak U.S. economy, Crum & Forster generated new business within standard lines and achieved growth in accident and health and certain specialty lines, which contributed to increases in gross premiums written and net premiums written of 1.6% and 3.6% respectively in the first quarter of 2010 compared to the first quarter of 2009. Net premiums earned decreased by 12.0% in the first quarter of 2010 compared to the first quarter of 2009, reflecting the decline in net premiums written in 2009.

During the first quarter of 2010, Crum & Forster recorded net gains on investments of $176.1 (including $138.6 of net gains on common stocks and equity derivatives and $45.5 of net gains on bonds, partially offset by $4.4 of net losses on preferred stocks) compared to $16.1 of net gains on investments in the first quarter of 2009 (including $34.2 of net gains on bonds, $33.5 of net gains related to credit default swaps and $4.9 of net gains on common stocks, partially offset by $49.5 of other than temporary impairments recorded on common stock and bond investments and $6.7 of net losses related to foreign currency). Significantly increased net gains on investments, partially offset by the year-over-year deterioration in underwriting results and decreased interest and dividend income, increased Crum & Forster’s pre-tax income before interest and other to $187.1 in the first quarter of 2010 from $48.6 in the first quarter of 2009.

Lower income tax payments, underwriting expense payments and paid losses during the first quarter of 2010 resulted in cash used in operating activities of $72.4 compared to $207.2 of cash used in operating activities in the first quarter of 2009. Cash provided by investing activities of $538.0 in the first quarter of 2010 reflected the proceeds of net sales of investments to fund $130.0 of dividends paid to Fairfax in the first quarter of 2010 and $350.0 of extraordinary dividends paid to Fairfax in the second quarter of 2010. As a result, Crum & Forster’s cash resources in the first quarter of 2010 increased by $335.6, compared to an increase of $141.9 in the first quarter of 2009.

For more information on Crum & Forster’s results, please see its first quarter report on Form 10-Q which will be posted on its website at www.cfins.com.

Fairfax Asia

	First quarter
	2010	2009
Underwriting profit	1.3	1.8
Combined ratio	96.4%	92.2%
Gross premiums written	82.6	61.5
Net premiums written	50.6	28.6
Net premiums earned	35.0	22.4
Underwriting profit	1.3	1.8
Interest and dividends	6.1	5.4
Operating income	7.4	7.2
Net gains on investments	2.1	4.0
Pre-tax income before interest and other	9.5	11.2

Underwriting results for Fairfax Asia in the first quarter of 2010 featured an underwriting profit of $1.3 and a combined ratio of 96.4%, compared to an underwriting profit of $1.8 and a combined ratio of 92.2% in the first quarter of 2009, with each of the 2010 and 2009 quarters reflecting favourable underwriting results at First Capital, partially offset by unfavourable results at Falcon. In the first quarter of 2010, increased motor and marine hull business activity at First Capital and Falcon resulted in a 34.3% increase in gross premiums written and a 76.9% increase in net premiums written. The 2010 first quarter results included 3.6 combined ratio points ($1.3) attributable to net adverse development of prior years’ reserves, primarily related to unfavourable development of marine hull claims (compared to 7.5 combined ratio points ($1.7) of net adverse development of prior years’ reserves in the first quarter of 2009). Net gains on investments in the first quarter of 2010 of $2.1 (primarily related to net gains on bonds) compared to net gains of $4.0 in the first quarter of 2009 (primarily related to net gains on bonds). Lower net gains on investments and decreased underwriting profit, partially offset by increased interest and dividends, resulted in decreased first quarter pre-tax income before interest and other of $9.5 in 2010 compared to pre-tax income before interest and other of $11.2 in the first quarter of 2009.

Reinsurance – OdysseyRe(1)

	First quarter
	2010	2009
Underwriting profit (loss)	(59.2)	16.3
Combined ratio	113.0%	96.5%
Gross premiums written	561.7	554.9
Net premiums written	473.2	479.0
Net premiums earned	457.1	470.0
Underwriting profit (loss)	(59.2)	16.3
Interest and dividends	79.3	69.6
Operating income	20.1	85.9
Net gains (losses) on investments	56.4	(10.8)
Pre-tax income before interest and other	76.5	75.1
____________

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP.

During the fourth quarter of 2009 the company completed the acquisition of the outstanding common shares of OdysseyRe not already owned by Fairfax as described in note 18 of the company’s 2009 Annual Report.

In the first quarter of 2010, OdysseyRe reported an underwriting loss of $59.2 and a combined ratio of 113.0%, compared to an underwriting profit of $16.3 and a combined ratio of 96.5% in the first quarter of 2009. The 2010 first quarter combined ratio included 25.9 combined ratio points ($118.3) related to current period catastrophe losses (net of reinstatement premiums), principally related to the Chilean earthquake (18.9 combined ratio points, $86.2) and European windstorm Xynthia (2.9 combined ratio points, $13.8). The 2009 first quarter combined ratio included 9.2 combined ratio points ($42.7) related to current period catastrophe losses (net of reinstatement premiums), primarily related to Hurricane Klaus in Europe. First quarter 2010 underwriting results benefited from 1.1 combined ratio points ($4.9) of net favourable prior period reserve development, comprised of net favourable development in the London Market, U.S. Insurance and EuroAsia divisions, partially offset by net adverse development in the Americas division. First quarter 2009 underwriting results included 2.5 combined ratio points ($11.8) of net favourable prior period reserve development, comprised of net favourable development of non-catastrophe reserves at all operating divisions, partially offset by $10.5 (net of reinstatement premiums) of strengthening of reserves for 2008 hurricane losses. OdysseyRe’s combined ratio for the first quarter of 2010 was adversely affected by a year-over-year deterioration in its expense ratio (11.2% in the first quarter of 2010, compared to 9.2% in the first quarter of 2009) as a result of the 2.7% decline in net premiums earned relative to an 19.1% increase in underwriting operating expenses, primarily the result of increased costs in the U.S. Insurance division related to the increased focus on the financial products and crop insurance lines.

OdysseyRe continued to experience broad competitive pressures in the first quarter of 2010 in the global reinsurance and insurance markets in which its divisions compete. Gross premiums written in the first quarter of 2010 increased 1.2% to $561.7 from $554.9 in the first quarter of 2009, and included increases of 1.2%, 2.8% and 13.7% in the Americas, EuroAsia and London Market divisions respectively, partially offset by a decrease of 8.1% in the U.S. Insurance division. Net premiums written during the first quarter of 2010 declined 1.2% to $473.2 from $479.0 in the first quarter of 2009, and net premiums earned decreased 2.7% to $457.1 from $470.0. Premiums written by the EuroAsia and London Market divisions and translated to U.S. dollars were increased by the year-over-year strengthening of the euro and the pound sterling relative to the U.S. dollar.

Interest and dividend income in the first quarter of 2010 increased 13.9% compared to the first quarter of 2009, primarily reflecting the impact of increased portfolio yields and the larger average size of the investment portfolio during the first quarter of 2010 compared to the first quarter of 2009. OdysseyRe had net investment gains of $56.4 in the first quarter of 2010 (including $77.4 of net gains on bonds and $33.3 of net gains on common stocks and equity derivatives, partially offset by $27.1 of net losses related to foreign currency, $13.2 of net losses on other derivatives and $13.2 of net losses on preferred stocks) compared to net investment losses of $10.8 in the first quarter of 2009 (including $73.1 of other than temporary impairments recorded on common stock and bond investments and $16.7 of net losses related to foreign exchange, partially offset by $73.5 of net gains on bonds and $4.1 of net gains related to credit default swaps). Despite the year-over-year decline in underwriting profitability, the increase in net investment gains and interest and dividends resulted in increased pre-tax income before interest and other of $76.5 in the first quarter of 2010 compared to $75.1 in the first quarter of 2009.

Cash resources at OdysseyRe increased by $136.1 to $1,078.9 during the first quarter of 2010. Net sales of available for sale investments generated $124.0 of cash provided by investing activities, in addition to $45.8 of cash provided by operating activities, $13.2 of cash provided by financing activities, and the offsetting effect of $46.9 related to foreign currency translation. During the second quarter of 2010 OdysseyRe expects to utilize a portion of its cash resources to fund a planned $200.0 advance to Fairfax. During the first quarter of 2009, OdysseyRe’s cash resources decreased by $295.9, reflecting cash used in operating activities of $77.1, cash used in investing activities of $180.7 (principally the purchase of available for sale investments), $25.0 of cash used in financing activities, and the $13.1 impact of foreign currency translation.

For more information on OdysseyRe’s results, please see its first quarter report on Form 10-Q which will be posted on its website www.odysseyre.com.

Reinsurance and Insurance – Other

For the three months ended March 31, 2010 and 2009

	2010
	Group Re	Advent	Polish Re	Fairfax Brasil	Intercompany	Total
Underwriting profit (loss)	(6.0)	(31.8)	0.8	(1.7)	—	(38.7)
Combined ratio	111.5%	141.0%	93.2%	—	—	127.2%
Gross premiums written	64.3	163.3	23.1	0.2	(25.2)	225.7
Net premiums written	64.3	102.3	18.1	0.2	—	184.9
Net premiums earned	52.4	77.7	12.2	—	—	142.3
Underwriting profit (loss)	(6.0)	(31.8)	0.8	(1.7)	—	(38.7)
Interest and dividends	6.1	4.0	0.5	0.3	—	10.9
Operating income (loss)	0.1	(27.8)	1.3	(1.4)	—	(27.8)
Net gains (losses) on investments	31.5	4.9	(0.1)	0.5	—	36.8
Pre-tax income (loss) before interest and other	31.6	(22.9)	1.2	(0.9)	—	9.0

	2009
	Group Re	Advent(1)	Polish Re	Intercompany	Total
Underwriting profit (loss)	(3.6)	3.1	1.2	—	0.7
Combined ratio	107.0%	97.5%	91.1%	—	99.6%
Gross premiums written	67.4	227.5	22.3	(19.3)	297.9
Net premiums written	67.4	151.2	21.8	—	240.4
Net premiums earned	51.1	127.0	13.6	—	191.7
Underwriting profit (loss)	(3.6)	3.1	1.2	—	0.7
Interest and dividends	3.3	4.7	1.9	—	9.9
Operating income (loss)	(0.3)	7.8	3.1	—	10.6
Net gains (losses) on investments	(8.2)	(2.2)	(1.3)	—	(11.7)
Pre-tax income (loss) before interest and other	(8.5)	5.6	1.8	—	(1.1)
____________

(1)	These results for Advent differ from those published by Advent Capital (Holdings) PLC primarily due to differences in classification between Canadian GAAP and IFRS as adopted by the European Union.

In March 2010, the company’s recently established, wholly-owned insurer, Fairfax Brasil Seguros Corporativos S.A. (“Fairfax Brasil”) commenced writing commercial property and casualty insurance in Brazil following the receipt of approvals from Brazilian insurance regulatory authorities. The results of Fairfax Brasil are included in the Reinsurance and Insurance – Other business segment (formerly known as the Reinsurance – Other business segment prior to January 1, 2010). In the first quarter of 2009, the company acquired a 100% interest in Polish Re, and Polish Re’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting, as described in note 5.

In the first quarter of 2010, the Reinsurance and Insurance – Other segment produced a combined ratio of 127.2% and an underwriting loss of $38.7, compared to a combined ratio of 99.6% and an underwriting profit of $0.7 in the first quarter of 2009. The first quarter 2010 results included current period catastrophe losses of 43.4 combined ratio points ($61.3 net of reinstatement premiums) primarily related to the impact of the Chilean earthquake on Advent’s property reinsurance business (which is reinsured on a quota share basis by Group Re), compared to 1.5 combined ratio points ($2.9 net of reinstatement premiums) for Advent and Group Re in the first quarter of 2009. Prior to giving effect to the impact of the Chilean earthquake ($34.3 and $16.3 at Advent and Group Re respectively net of reinstatement premiums), the combined ratio of the Reinsurance and Insurance – Other segment was 91.5% in the first quarter of 2010. First quarter 2010 underwriting results included 2.4 combined ratio points ($3.4) of net favourable development of prior years’ reserves (compared to first quarter 2009 net adverse development of 2.4 combined ratio points or $4.5) primarily comprising net favourable development at Advent related to recent years of account.

Gross premiums written and net premiums written by the Reinsurance and Insurance – Other segment in the first quarter of 2010 declined by 24.2% and 23.1% primarily due to significant reinsurance-to-close premiums received by Advent in 2009. Excluding reinsurance-to-close premiums, written premiums were largely unchanged year-over-year at Advent, Group Re and Polish Re. The Reinsurance and Insurance – Other segment had net investment gains of $36.8 in the first quarter of 2010 (principally $25.6 of net gains on common stocks and equity derivatives and $8.2 of net gains on bonds) compared to net investment losses of $11.7 in the first quarter of 2009 (principally $12.4 of other than temporary impairments recorded on common stock investments). The significant underwriting losses related to the Chilean earthquake, partially offset by increased net gains on investments and increased interest and dividend income, produced pre-tax income before interest and other of $9.0 compared to a pre-tax loss before interest and other of $1.1 in the first quarter of 2009.

Runoff

	First quarter
	2010	2009
Gross premiums written	1.2	1.0
Net premiums written	1.4	—
Net premiums earned	1.4	0.2
Losses on claims	(8.0)	(2.4)
Operating expenses	(21.4)	(30.1)
Interest and dividends	15.5	12.8
Operating loss	(12.5)	(19.5)
Net gains (losses) on investments	39.4	(6.4)
Pre-tax income (loss)	26.9	(25.9)

The Runoff segment reported pre-tax income of $26.9 in the first quarter of 2010 (compared to a pre-tax loss of $25.9 in the first quarter of 2009), primarily reflecting a significant year-over-year increase in net investment gains and a decreased operating loss of $12.5 compared to an operating loss of $19.5 in the first quarter of 2009. The reduced operating loss principally reflected increased interest and dividend income and lower operating expenses resulting from operating cost reduction initiatives undertaken in 2009, partially offset by increased incurred losses related to adverse development of prior years’ claims in Europe. First quarter 2010 net gains on investments of $39.4 included $23.5 of net gains on bonds, $13.5 of net gains on common stocks and equity derivatives and $1.7 of net gains related to foreign currency. First quarter 2009 net losses on investments of $6.4 were principally comprised of $11.9 of other than temporary impairment charges recorded on common stock investments, partially offset by $4.6 of net gains on bonds.

Other(1)

	First quarter
	2010	2009
Revenue	141.8	140.8
Expenses	(137.1)	(135.1)
Pre-tax income before interest and other	4.7	5.7
Interest expense	(0.2)	(0.5)
Pre-tax income	4.5	5.2
____________

(1)	These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley.

The Other business segment comprises the animal nutrition business (Ridley).

Ridley’s financial results in the first quarter of 2010 reflected modestly increased sales volumes and comparable gross profit relative to the first quarter of 2009. The sustained operating margins reflected the successful achievement of cost reductions and expense management initiatives. Ridley is one of North America’s leading commercial animal nutrition companies.

Other Elements of Net Earnings

Consolidated interest and dividend income in the first quarter of 2010 increased 6.8% to $182.7 from $171.1 in the first quarter of 2009, primarily due to the effect of the larger average portfolio investments held during the first quarter of 2010 compared to the first quarter of 2009, partially offset by the impact of lower short term interest rates year-over-year.

Consolidated net gains on investments in the first quarter of 2010 of $415.6 included $255.3 of net gains on bonds and $235.7 of net gains on common stocks and equity derivatives, partially offset by $37.3 of net losses related to foreign currency, $31.9 of net losses on preferred stocks, $7.9 of net losses related to credit default swaps and other derivatives and $1.9 of other than temporary impairments recorded on common stock and bond investments. Consolidated net losses on investments of $153.0 in the first quarter of 2009 included $213.0 of other than temporary impairments recorded on common stock and bond investments, $66.6 of net losses related to equity total return swaps, $41.8 of net losses on common stocks and net losses of $24.8 related to foreign currency, partially offset by $122.2 of net gains on bonds, $56.4 of net gains related to credit default swaps and $11.5 of net gains on other derivatives.

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term. During the third quarter of 2009, as a result of the rapid increase in the valuation level of worldwide equity markets, the company determined to protect a portion of its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected principally through equity index total return swaps. At the inception of the short positions, the resulting equity hedge represented approximately one-quarter of the company’s equity and equity-related holdings. At March 31, 2010, equity hedges represented approximately 30% of the company’s equity and equity-related holdings. The company believes that the equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate; however, due to a lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

Consolidated interest expense increased 17.9% to $45.5 in the first quarter of 2010 from $38.6 in the first quarter of 2009, primarily reflecting the additional interest expense incurred following the company’s third quarter 2009 issuance of Cdn$400.0 of senior unsecured notes. Consolidated interest expense is comprised of the following:

	First quarter
	2010	2009
Fairfax	29.7	21.6
Crum & Forster	7.0	6.9
OdysseyRe	7.5	8.1
Advent	1.1	1.5
Ridley	0.2	0.5
	45.5	38.6

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net gains (losses) on investments, earned on holding company cash, short term investments and marketable securities, and is comprised of the following:

	First quarter
	2010	2009
Fairfax corporate overhead	25.7	25.3
Subsidiary holding companies corporate overhead	17.3	13.2
Holding company interest and dividends	(3.6)	(7.9)
Holding company net (gains) losses on investments	(77.9)	112.0
Investment management and administration fees	(11.2)	(10.9)
	(49.7)	131.7

Fairfax corporate overhead expense in the first quarter of 2010 increased to $25.7 from $25.3 in the first quarter of 2009, primarily as a result of increased general expenses, partially offset by decreased compensation expense and legal expenses. Subsidiary holding companies corporate overhead expense in the first quarter of 2010 increased to $17.3 from $13.2 in the first quarter of 2009, primarily due to increased compensation expenses. Interest and dividends earned on holding company cash, short term investments and marketable securities decreased in the first quarter of 2010 compared to the first quarter of 2009 as a result of lower short term interest rates year-over-year. Net gains on investments at the holding company of $77.9 in the first quarter of 2010 (2009 – net losses of $112.0) included $56.1 of net gains on bonds, $20.9 of net gains on common stocks and equity derivatives, $6.2 of net gains related to credit default swaps and other derivatives and $0.8 of net gains related to foreign currency, partially offset by $8.9 of net losses on preferred stocks. Net losses on investments at the holding company of $112.0 in the first quarter of 2009 included $66.6 of net losses on equity total return swaps, $49.1 of net losses on common stocks, $10.7 of other than temporary impairments recorded on common stock and bond investments and $6.6 of net losses related to foreign currency, partially offset by $8.9 of net gains related to credit default swaps and $6.3 of net gains on bonds and other derivative securities.

The effective income tax rate of 20.3% implicit in the $73.7 provision for income taxes in the first quarter of 2010 differed from the company’s statutory income tax rate of 31.0% (decreased from 33.0% in 2009) primarily as a result of the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable) and income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, partially offset by tax differences arising as a result of reporting the income of the Fairfax holding company in U.S. dollars in the consolidated financial statements whereas for tax purposes this income is reported in Canadian dollars.

The effective income tax rate of 43.8% implicit in the $30.9 recovery of income taxes in the first quarter of 2009 differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities).

The attribution of net earnings to the non-controlling interests in the consolidated statements of earnings is comprised as follows:

	First quarter
	2010	2009
OdysseyRe	—	17.2
Northbridge	—	2.7
Advent	—	(0.1)
Ridley	0.7	1.1
Fairfax Asia	0.1	(0.1)
	0.8	20.8

During the latter part of 2009, the company completed the acquisition of the outstanding common shares of OdysseyRe and Advent not already owned by Fairfax, as described in note 18 of the company’s 2009 Annual Report. During the first quarter of 2009, the company completed the previously announced Northbridge going-private transaction, increasing the company’s ownership of Northbridge to 100% (this transaction is described in note 5).

Financial Condition

Holding company cash, short term investments and marketable securities at March 31, 2010 totaled $1,788.1 ($1,761.4 net of $26.7 of holding company short sale and derivative obligations), compared to $1,251.6 at December 31, 2009 ($1,242.7 net of $8.9 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first three months of 2010 included the receipt of $199.8 of net proceeds on the issuance of subordinate voting shares, the receipt of $183.1 (Cdn$195.3) of net proceeds on the issuance of Series E preferred shares, the receipt of $178.1 of dividends and advances from subsidiaries, and the payment of $205.8 of common and preferred share dividends. The carrying values of holding company short term investments and marketable securities vary with changes in the fair values of those securities.

Subsidiary cash and short term investments increased by $192.1 to $3,436.9 at March 31, 2010 from $3,244.8 at December 31, 2009, with the increase primarily related to net sales of investments (principally available for sale securities) to fund subsidiaries’ operating cash requirements and dividends and advances to Fairfax ($178.1 paid in the first quarter, and approximately $580.0 expected to be paid to Fairfax in the second quarter of 2010).

Consolidated cash resources increased by $1,079.7 during the first quarter of 2010, primarily as a result of $1,020.3 of cash provided by investing activities, $102.3 of cash used in operating activities, and $166.1 of cash provided by financing activities (including the issuance of subordinate voting shares for net proceeds of $199.8 and the issuance of Cdn$200 par value of Series E preferred shares, for net proceeds of $183.1, partially offset by $205.8 of common and preferred share dividends paid). Consolidated cash resources decreased by $872.6 in the first quarter of 2009, primarily as a result of $608.6 of cash used in operating activities, $58.5 of net cash used in investing activities (including the company’s privatization of Northbridge and the company’s acquisition of Polish Re (as described in note 5)) and $165.8 of cash used in financing activities (including the payment of the company’s 2009 dividend of $140.8 on its common shares).

The net $45.3 increase in recoverable from reinsurers to $3,854.4 at March 31, 2010 from $3,809.1 at December 31, 2009 related primarily to cessions and retrocessions of catastrophe losses to reinsurers ($81.2 of ceded losses related to the Chilean earthquake and the European windstorm Xynthia, principally by OdysseyRe and Advent), the foreign currency translation impact during the first quarter of Canadian dollar strengthening relative to the U.S. dollar (Northbridge) and business expansion at Fairfax Asia, partially offset by the business impact of challenging industry conditions and the economy on Crum & Forster and continued progress by Runoff in collecting and commuting its remaining reinsurable recoverable balances.

The net $95.3 increase in provision for claims to $14,842.4 at March 31, 2010 from $14,747.1 at December 31, 2009 related primarily to the effects of significant catastrophe losses incurred by OdysseyRe, Advent and Group Re in the first quarter ($182.1 net of reinstatement premiums), the foreign currency translation impact during the first quarter of Canadian dollar strengthening relative to the U.S. dollar (Northbridge) and business expansion at Fairfax Asia, partially offset by continued progress by Runoff and reduced underwriting activity at Crum & Forster as a result of the weak economic conditions, the softening underwriting cycle and competitive market conditions.

Portfolio investments comprise investments carried at fair value and investments carried at equity-accounted values (at March 31, 2010, these latter primarily included the company’s investments in ICICI Lombard, International Coal Group and Cunningham Lindsey Group), the aggregate carrying value of which was $20,237.8 at March 31, 2010 ($20,186.4 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2009 of $20,078.6 ($20,030.3 net of subsidiary short sale and derivative obligations). The net $156.1 increase in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at March 31, 2010 compared to December 31, 2009 primarily reflected the first quarter increase in net realized and unrealized gains (including net investment gains on subsidiary portfolio investments of $337.7 and the $178.2 improvement in the net unrealized gains on subsidiary available for sale investments), and also reflected subsidiary uses of cash, funded by subsidiary portfolio investments, that included $105.0 of subsidiary corporate income tax payments. Major movements in portfolio investments in the first quarter of 2010 included a $192.1 increase in subsidiary cash and short term investments (as previously described), a $241.1 decrease in common stocks and investments, at equity, and a $127.5 increase in derivatives and other invested amounts (principally inflation-linked derivatives and equity warrants). During the third quarter of 2009, as a result of the rapid increase in the valuation level of equity markets, the company determined to protect a portion (approximately one-quarter, or $1.5 billion notional amount relative to $6,517.9 of equity and equity-related holdings) of its equity and equity-related investments against a decline in equity markets by way of short positions effected through S&P 500 index-referenced total return swap contracts entered into at an average S&P 500 index value of 1,062.52. At March 31, 2010, equity hedges represented approximately 30% of the company’s equity and equity-related holdings. The unrecorded excess of fair value over the carrying value of investments carried at equity was $209.4 at March 31, 2010 ($170.8 at December 31, 2009).

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market values and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

Future income tax assets decreased by $36.7 to $282.0 during the first three months of 2010, the decrease being primarily attributable to the decrease in future income taxes as a result of the appreciation of investments, and the utilization of income tax losses at the Canadian holding companies and within the U.S. consolidated tax group. Income taxes payable increased by $45.4 to $116.3 during the first three months of 2010, principally reflecting income tax payable related to significant investment gains.

The $6.7 increase in goodwill and intangible assets in the first quarter of 2010 resulted from foreign currency translation amounts related to the Northbridge and Polish Re goodwill and intangible assets. Consolidated goodwill of $252.8 (December 31, 2009 – $249.3) and intangible assets of $192.7 (December 31, 2009 – $189.5) (principally related to the value of customer and broker relationships and brand names) are comprised primarily of amounts arising on the privatization of Northbridge and OdysseyRe during 2009. Annual goodwill impairment tests are scheduled in the latter half of 2010. The intended use, expected life and economic benefit to be derived from intangible assets are evaluated by the company when there are potential indicators of impairment. The customer and broker relationships intangible assets will be amortized to net earnings over periods ranging from 8 to 20 years.

There were no significant changes to the non-controlling interests at March 31, 2010 compared to December 31, 2009. The non-controlling interests balance primarily relates to OdysseyRe’s preferred stock and Ridley.

Financial Risk Management

The company has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial risks are classified as underwriting, credit, market, foreign currency and liquidity risk. The company’s framework to monitor, evaluate and manage these risks is consistent with that in place as at December 31, 2009 (as disclosed in note 19 to the consolidated financial statements in the company’s 2009 Annual Report).

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at March 31, 2010 compared to December 31, 2009.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial or contractual obligations to the company. Credit risk arises predominantly with respect to investments in debt instruments, reinsurance recoverables and receivables and balances due from counterparties to derivative contracts (primarily credit default swaps and total return swaps). There were no significant changes to the company’s exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at March 31, 2010 compared to December 31, 2009.

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap, credit default swap and other derivative securities contracts. Pursuant to these agreements, the company and the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts for either the benefit of the company or the counterparty depending on the then current fair value or change in fair value of the derivative contracts. The fair value of the collateral deposited for the benefit of the company at March 31, 2010, all of which consisted of government securities that may be sold or repledged by the company, was $91.2 ($23.2 at December 31, 2009). The company had not exercised its right to sell or repledge collateral at March 31, 2010.

The following table summarizes the effect of the credit default swap hedging instruments and related economically hedged items on the company’s historical financial position and results of operations as of and for the first quarters ended March 31, 2010 and 2009:

	As of and for the period ended March 31, 2010
			First quarter
	Exposure / notional amount	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Credit risk exposures:
Bonds:
U.S., Canadian and other government	1,608.4	1,608.4	—	—	—
Canadian provincials	1,396.8	1,396.8	—	—	—
U.S. states and municipalities	5,640.3	5,640.3	(4.8)	59.6	54.8
Corporate and other and mortgage backed securities-residential	2,968.3	2,968.3	(7.5)	194.0	186.5
Derivatives and other invested assets:
Receivable from counterparties to derivatives	371.8	371.8	—	—	—
Accounts receivable and other	1,948.2	1,948.2	—	(1.6)	(1.6)
Recoverable from reinsurers	3,854.4	3,854.4	—	(1.5)	(1.5)
Cash and short term investments	4,384.4	4,384.4	—	—	—
	22,172.6	22,172.6	(12.3)	250.5	238.2
Hedging instruments:
Derivatives and other invested assets:
Credit default swaps	(5,541.8)	(66.8)	—	1.5	1.5
Net exposure and financial effects	16,630.8	22,105.8	(12.3)	252.0	239.7

	As of and for the period ended March 31, 2009
			First quarter
	Exposure / notional amount	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Credit risk exposures:
Bonds:
U.S., Canadian and other government	1,981.2	1,981.2	—	—	—
Canadian provincials	1,114.4	1,114.4	—	—	—
U.S. states and municipalities	4,362.1	4,362.1	42.0	163.7	205.7
Corporate and other and mortgage backed securities-residential	2,017.8	2,017.8	45.1	(63.9)	(18.8)
Derivatives and other invested assets:
Receivable from counterparties to derivatives (primarily credit default swaps)	322.1	322.1	—	0.7	0.7
Accounts receivable and other	1,762.3	1,762.3	—	—	—
Recoverable from reinsurers	4,146.5	4,146.5	—	(2.8)	(2.8)
Cash and short term investments	3,958.5	3,958.5	—	—	—
	19,664.9	19,664.9	87.1	97.7	184.8
Hedging instruments:
Derivatives and other invested assets:
Credit default swaps	(5,679.5)	(246.4)	—	56.4	56.4
Net exposure and financial effects	13,985.4	19,418.5	87.1	154.1	241.2

The consolidated investment portfolio included $5.6 billion ($5.5 billion at December 31, 2009) in U.S. state, municipal and other tax-exempt bonds, almost all of which were purchased during 2008. Of the $5.5 billion ($5.4 billion at December 31, 2009) held in the subsidiary investment portfolios at March 31, 2010, approximately $3.5 billion ($3.5 billion at December 31, 2009) were fully insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

In the normal course of effecting its economic hedging strategy with respect to credit risk, the company expects that there may be periods where the notional amount of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices.

Market Risk

Market risk is the potential for a negative impact on the consolidated balance sheet and/or statement of earnings resulting from adverse changes in the value of financial instruments as a result of changes in certain market-related variables including interest rates, foreign exchange rates, equity prices and credit spreads. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk.

As at March 31, 2010, the company had aggregate equity and equity-related holdings of $6,622.1 (common stock of $4,781.9, investments, at equity of $737.6 plus equity-related derivatives of $1,102.6) compared to aggregate equity and equity-related holdings at December 31, 2009 with fair value of $6,156.5 (common stocks of $5,088.9 plus investments, at equity of $646.2 plus equity-related derivatives of $421.4). As at March 31, 2010, the company had holdings of bonds exposed to credit risk (primarily bonds included in Corporate and other and U.S. states and municipalities) with fair value of $8,608.6 compared to $8,468.8 at December 31, 2009. As a result of the significant increases in the company’s equity and fixed income holdings, the company’s exposure to equity price risk and interest rate risk at March 31, 2010 had increased compared to December 31, 2009. The company believes that its current financial risk management framework is able to manage these additional risk exposures.

During much of 2008 and immediately preceding years, the company had been concerned with the valuation level of worldwide equity markets, uncertainty resulting from credit issues in the United States and global economic conditions. As protection against a decline in equity markets, the company had held short positions effected by way of equity index-based exchange-traded securities, short positions in U.S. listed common stocks, equity total return swaps and equity index total return swaps, referred to in the aggregate as the company’s equity hedges. The company had purchased short term S&P 500 index call options to limit the potential loss on the short positions effected by the U.S. equity index total return swaps and the equity index-based exchange-traded securities and to provide general protection against potential losses from the short positions in common stocks and equity total return swaps. In November 2008, following significant declines in global equity markets, the company revised the financial objectives of its hedging program on the basis of its assessment that formerly elevated risks in the global equity markets had moderated and subsequently closed substantially all of its equity hedge positions. During the remainder of the fourth quarter of 2008, the company significantly increased its investments in equities as a result of the opportunities presented by significant declines in equity valuations.

During the third quarter of 2009, as a result of the rapid increase in the valuation level of equity markets, the company determined to protect a portion (approximately one-quarter, or $1.5 billion notional amount relative to $6,517.9 of equity and equity-related holdings) of its equity and equity-related investments against a decline in equity markets by way of short positions effected through S&P 500 index-referenced total return swap contracts entered into at an average S&P 500 index value of 1,062.52. At March 31, 2010, equity hedges represented approximately 30% of the company’s equity and equity-related holdings.

The following table summarizes the effect of equity risk hedging instruments and related hedged items on the company’s historical financial position and results of operations as of and for the three months ended March 31, 2010 and 2009:

	As of and for the period ended March 31, 2010
			First quarter
	Exposure / notional amount	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Equity exposures:
Common stocks	4,781.9	4,781.9	224.1	223.4	447.5
Investments, at equity	737.6	528.2	5.5	9.1	14.6
Derivatives and other invested assets:
Equity total return swaps – long positions	869.7	7.4	—	49.5	49.5
Equity call options	80.4	57.9	—	11.8	11.8
Equity warrants	152.5	135.1	—	54.4	54.4
Total equity and equity related holdings	6,622.1	5,510.5	229.6	348.2	577.8
Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(244.5)	21.9	—	(25.0)	(25.0)
Equity index total return swaps – short positions	(1,689.6)	5.0	—	(80.8)	(80.8)
	(1,934.1)	26.9	—	(105.8)	(105.8)
Net exposure and financial effects	4,688.0	5,537.4	229.6	242.4	472.0

	As of and for the period ended March 31, 2009
			First quarter
	Exposure / notional amount	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Equity exposures:
Common stocks	3,767.8	3,767.8	(421.4)	(244.5)	(665.9)
Investments, at equity	655.2	377.6	—	(1.1)	(1.1)
Derivatives and other invested assets:
Equity total return swaps – long positions	323.8	(73.7)	—	(69.2)	(69.2)
Equity warrants	60.1	10.9	—	10.2	10.2
Total equity and equity related holdings	4,806.9	4,082.6	(421.4)	(304.6)	(726.0)
Hedging instruments:
Derivatives and other invested assets:
S&P 500 index call options	(139.3)	—	—	2.6	2.6
Net exposure and financial effects	4,667.6	4,082.6	(421.4)	(302.0)	(723.4)

In the normal course of effecting its economic hedging strategy with respect to equity risk, the company expects that there may be periods where the notional amount of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices.

As an economic hedge against the potential adverse impact on the company of changes in price levels in the economy, the company has purchased inflation-linked derivative contracts referenced to inflation indices in the geographic regions in which the company operates. As at March 31, 2010, the derivative contracts had a carrying value in the consolidated balance sheets of $80.3 (December 31, 2009 – $8.2) and a cost of $92.4 (December 31, 2009 – $8.8). The initial premium paid for inflation-linked derivative contracts was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized fair value of the contracts at each balance sheet date. Changes in the unrealized fair value of the contracts were recorded as net gains (losses) on investments in the company’s consolidated statements of earnings at each balance sheet date with a corresponding adjustment to the carrying value of the derivative asset. In the event of a sale, expiration or early settlement of one of the company’s inflation-linked derivative contracts, the company would receive the fair value of that contract on the date of the transaction. The company’s maximum potential cash loss is limited to the premiums paid to enter into the derivative contracts. Pursuant to the agreements governing the inflation-linked derivatives, counterparties to these transactions are contractually required to periodically deposit eligible collateral for the benefit of the company in support of the then current fair value of the derivative contracts. At March 31, 2010, the fair value of this collateral was $59.8 (December 31, 2009 – nil).

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and could produce an adverse effect on earnings and equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its net investment in subsidiaries that have a functional currency other than the U.S. dollar. There were no significant changes to the company’s exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at March 31, 2010 compared to December 31, 2009.

In August 2009, the company designated the carrying value of Cdn$400.0 principal amount of its Canadian dollar denominated senior notes due August 19, 2019 as a hedge of a portion of its net investment in Northbridge for financial reporting purposes. In the first quarter ended March 31, 2010, the company recognized $12.7 (2009 – nil) of foreign currency movement on the senior notes in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

The following table presents the pre-tax foreign exchange effect on certain line items in the company’s consolidated financial statements for the three months ended March 31, 2010 and 2009:

	First quarter
	2010	2009
Net gains (losses) on investments
Underwriting activities	(7.1)	(5.7)
Investing activities	(30.2)	(19.1)
Foreign currency gains (losses) included in pre-tax net earnings	(37.3)	(24.8)
Other comprehensive income – investing activities foreign currency gains (losses)	5.7	5.0
	(31.6)	(19.8)

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company’s policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments.

During the first quarter of 2010, the company received subsidiary dividends and advances of $178.1, including an ordinary dividend in the amount of $130.0 from Crum & Forster and dividends and advances of $48.1 from Northbridge, and Crum & Forster received approvals from that insurance company’s regulators authorizing Crum & Forster to pay extraordinary dividends of $350.0 during the second quarter of 2010. In addition, the company expects to receive dividends and advances in the amount of $200.0 from OdysseyRe and $30.0 from Northbridge in the second quarter of 2010. Subsequent to the completion of the Zenith National Insurance Corp. (“Zenith”) acquisition and the payment of these dividends and advances, it is expected that the company’s operating companies will continue to maintain capital above minimum regulatory levels, in excess of levels required to support their issuer credit and financial strength ratings, and above internally calculated risk management levels. The company expects that it will have, subsequent to the Zenith acquisition, adequate liquidity available at the holding company to satisfy its known obligations for the foreseeable future.

The company’s plan to fund the approximately $1.3 billion required for the expected second quarter closing of the acquisition of Zenith contemplates utilization of cash received from operating subsidiaries as advances and as ordinary and extraordinary dividends, the $199.8 net proceeds of the equity issuance completed in the first quarter, and holding company cash, short term investments and marketable securities.

For the maturity profile of the company’s material contractual obligations (including financial liabilities and credit and liquidity commitments) as at March 31, 2010, refer to the Contractual Obligations section that follows in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	March 31, 2010		December 31, 2009
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	1,761.4		1,242.7
Holding company debt	1,250.6		1,236.9
Subsidiary debt	902.0		903.4
Other long term obligations – holding company	172.0		173.5
Total debt	2,324.6		2,313.8
Net debt	563.2		1,071.1
Common shareholders’ equity	7,886.6		7,391.8
Preferred stock	410.3		227.2
Non-controlling interests	113.6		117.6
Total equity	8,410.5		7,736.6
Net debt/total equity	6.7%		13.8%
Net debt/net total capital(1)	6.3%		12.2%
Total debt/total capital(2)	21.7%		23.0%
Interest coverage(3)	9.0	x	8.2	x
____________

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

Holding company debt (including other long term obligations) at March 31, 2010 increased by $12.2 to $1,422.6 from $1,410.4 at December 31, 2009, primarily reflecting the foreign currency translation effect during the first quarter of the appreciation of the Canadian dollar relative to the U.S. dollar.

Subsidiary debt at March 31, 2010 decreased by $1.4 to $902.0 from $903.4 at December 31, 2009, primarily reflecting a repayment by Ridley on its secured revolving term loan facilities.

At March 31, 2010 the company’s consolidated net debt/net total capital ratio improved to 6.3% from 12.2% at December 31, 2009. The improvement primarily reflected the increase in holding company cash, short term investments and marketable securities (discussed in Financial Condition), increased common shareholders’ equity resulting from the increases in retained earnings and accumulated other comprehensive income and the first quarter issuance of $199.8 of subordinate voting shares, and the increase in preferred stock as a result of the first quarter issuance of Series E preferred shares. The consolidated total debt/total capital ratio improved to 21.7% at March 31, 2010 from 23.0% at December 31, 2009. The improvement related primarily to the effects of the above-mentioned increases in total equity.

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s known obligations in 2010, including the acquisition of Zenith. In addition to these holding company resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries. During the first quarter of 2010 the company received dividends and advances of $178.1 from its insurance and reinsurance subsidiaries, net proceeds of $199.8 (on February 26, 2010, as described in note 6) from the issuance of subordinate voting shares, and net proceeds of $183.1 (Cdn$195.3 on February 1, 2010, as described in note 6) from the issuance of Series E preferred shares. The holding company’s known significant obligations for the remainder of 2010 consist of the approximately $1.3 billion payment in respect of the company’s acquisition of Zenith, interest and corporate overhead expenses, preferred share dividends, income tax payments and approximately $26.2 of purchase consideration payable.

Primarily as a result of the company’s first quarter issuance of subordinate voting shares (net proceeds $199.8) and Series E preferred shares (net proceeds $183.1), net earnings attributable to shareholders of Fairfax of $289.4 and the effect of increased accumulated other comprehensive income (an increase of $213.6 in the first quarter of 2010, primarily reflecting a net increase in unrealized gains on available for sale securities and unrealized foreign currency translation gains), partially offset by the company’s dividend payments ($205.8) on its common shares and preferred shares in the first quarter of 2010, total shareholders’ equity at March 31, 2010 increased by $677.9 to $8,296.9 from $7,619.0 at December 31, 2009. Common shareholders’ equity at March 31, 2010 was $7,886.6 or $383.83 per basic share (excluding the unrecorded $209.4 excess of fair value over the carrying value of investments carried at equity) compared to $369.80 per basic share (excluding the unrecorded $170.8 excess of fair value over the carrying value of investments carried at equity) at the end of 2009, representing an increase per basic share in 2010 of 3.8% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2010, or 6.4% adjusted to include that dividend). During the first three months of 2010, the number of basic shares increased primarily as a result of the company’s February 26, 2010 issuance of 563,381 subordinate voting shares at $355.00 per share, partially offset by the repurchase of 7,900 subordinate voting shares. At March 31, 2010 there were 20,546,935 common shares effectively outstanding.

Contractual Obligations

Details of the company’s material contractual obligations (including financial liabilities and credit and liquidity commitments) which give rise to commitments of future payments affecting the company’s short term and long term liquidity and capital resource needs are provided on page 165 of the company’s 2009 Annual Report. The following table provides a payment schedule of the company’s material current and future obligations (holding company and subsidiaries) as at March 31, 2010.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Gross claims liability	3,488.8	4,174.8	2,317.3	4,861.5	14,842.4
Long term debt obligations – principal	1.7	180.7	225.2	1,786.7	2,194.3
Long term debt obligations – interest	157.6	308.1	269.8	631.4	1,366.9
Operating leases – obligations	47.4	66.7	36.2	77.9	228.2
Other long term liabilities – principal	6.2	10.3	9.7	145.8	172.0
Other long term liabilities – interest	14.8	28.1	26.5	40.8	110.2
	3,716.5	4,768.7	2,884.7	7,544.1	18,914.0

International Financial Reporting Standards (“IFRS”)

Canadian public companies will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal years beginning on or after January 1, 2011. The company will report its financial results for the year ending December 31, 2011 and its quarterly unaudited interim financial results commencing with the quarter ending March 31, 2011 in accordance with IFRS. The company will also provide comparative data on an IFRS basis, including an opening balance sheet as at January 1, 2010. With the adoption of IFRS, the company will no longer provide a reconciliation of its financial results to US GAAP.

In 2008 the company established a steering committee, a project team and working groups with appropriate IFRS training and expertise to manage the adoption and implementation of IFRS. The project team developed a conversion plan (described below) and provides regular updates to management, the Steering Committee and the Audit Committee on the execution of this plan, including activities completed in the quarter, activities planned for the following quarter and progress towards key goals. Education sessions have been, and continue to be, provided for employees, management and the Audit Committee to increase knowledge and awareness of IFRS and its impact.

The company’s IFRS conversion plan consists of four phases: Preliminary Impact Assessment, Detailed Planning, Execution and Post-Implementation Review. The company has completed the first two phases and continues its work on the Execution phase, which it expects to complete by mid-2010. In working through the Detailed Planning phase, the company reviewed current requirements under IFRS, identified a number of potential measurement differences between IFRS and Canadian GAAP, and considered accounting policy choices along with available first-time adopter implementation exemptions. Management has made and continues to make presentations to the company’s Audit Committee identifying the IFRSs (both current and expected) that it believes will have the most significant impact on the company’s consolidated financial statements. These presentations include an overview of these various IFRSs, ongoing changes to IFRSs, alternative accounting policies available under IFRS, optional exemptions for the application of the standards available to first-time adopters and the identification of the operating groups expected to be impacted most significantly by the adoption of IFRS.

With a project of this scale and significance to the company’s financial reporting, it is critical that the company continue to carefully assess the impact of any changes in requirements and processes on the adequacy of its financial reporting systems and internal controls, including information technology and disclosure controls. A significant amount of effort to adopt and comply with IFRS is required.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures that need to be addressed. Throughout the project the company is monitoring discussion papers, exposure drafts and standards released by the IASB and the International Financial Reporting Interpretations Committee. The company assesses the impact of the proposed standards on its financial statements and disclosure as additional information becomes available.

On initial transition to IFRS, the company expects to apply certain of the optional exemptions available under IFRS 1 – First-time Adoption of International Financial Reporting Standards. At this time the company intends to: recognize all unamortized actuarial gains and losses of its defined benefit pension plans directly in opening retained earnings rather than continuing to amortize them through net earnings as allowed under Canadian GAAP; apply IFRS prospectively for business combinations and compound financial instruments from the date of transition to IFRS; and recognize all cumulative foreign exchange gains and losses recorded in accumulated other comprehensive income (loss) in opening retained earnings except for those related to subsidiary companies already reporting under IFRS.

Management’s assessment to date has identified the following areas expected to be most affected by the transition to IFRS based on IFRSs currently in force: the measurement of financial assets, insurance contracts, employee benefits, and income taxes. With the exception of these items, and those discussed below, the company does not expect its IFRS accounting policies subsequent to the date of transition to differ significantly from those currently applied under Canadian GAAP. The 2010 comparative IFRS financial statements will use the same estimates in their preparation as those used in the 2010 Canadian GAAP financial statements.

Many IFRSs are currently undergoing modification or are yet to be issued for the first time. For example, in response to financial reporting issues emerging from the global financial crisis, the IASB is revising or replacing existing IFRS standards that address many of these areas. The IASB plans to replace its existing financial instruments standard in several phases. The first phase was recently completed with the publication of IFRS 9 – Financial Instruments, which addresses the classification and measurement of financial assets, including investment securities. The new accounting model eliminates the available for sale and held to maturity categories, and the need to bifurcate embedded derivatives: it measures hybrid contracts as a whole at fair value through profit and loss (“FVTPL”). Equity instruments are measured at FVTPL by default. An option is available to measure equities that are not held for trading at fair value through other comprehensive income (“FVTOCI”) without recycling of gains and losses to the income statement. Dividend income on equity instruments measured at FVTOCI would be recognized in the income statement. Fixed income investments are measured at amortized cost if both of the following criteria are met: 1) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. While this new standard is not mandatory until January 1, 2013, the company is considering early adoption of the first phase of IFRS 9 as currently written for the classification and measurement of its financial assets on transition to IFRS in an attempt to simplify its accounting for financial instruments and to streamline its conversion process. If adopted as such, the company’s investment portfolio will primarily be measured at FVTPL.

The second phase of the IASB’s financial instruments revision will amend the recognition and measurement requirements for impairment of financial instruments recorded at amortized cost. The IASB issued an Exposure Draft – Financial Instruments: Amortized Cost and Impairment on November 5, 2009. If this standard is finalized as currently drafted, only financial assets measured at amortized cost would be tested for impairment, using an expected credit loss model. Currently, an incurred credit loss model is applied to determine impairment. The final standard is expected to be issued in the fourth quarter of 2010 with mandatory adoption no earlier than January 1, 2013.

The third phase of the IASB’s financial instruments revision will address hedge accounting. The IASB is scheduled to issue an exposure draft on this topic in 2010, with the final standard expected to be issued in late 2010 or early 2011.

Another area where the company anticipates that the adoption of IFRS will have a significant impact is accounting for insurance contracts. The company is limited in its ability to estimate the impact that this standard will have on its financial reporting, and potentially, its business activities, until a conclusion on the measurement model used for insurance contracts is reached by the IASB. The Exposure Draft – IFRS 4 – Insurance Contracts Phase II is expected to be issued in June 2010 and the final standard is expected to be issued in June 2011.

The IASB (along with the Financial Accounting Standards Board (“FASB”) in the U.S.) is also developing a new accounting standard for employee benefits with the intent of improving accounting for defined benefit pension costs and obligations. The current IFRS is similar to both Canadian and US GAAP and allows the use of the corridor method to determine pension expense for defined benefit pension plans. This approach allows for the deferral and amortization of certain actuarial gains and losses to future accounting periods when determining pension expense (the “corridor method”). Both the IASB and FASB have agreed that the corridor method should be eliminated but have not concluded whether these actuarial gains and losses should be recognized in the period in which they occur directly in other comprehensive income or net earnings. The IASB is scheduled to issue an exposure draft on this topic in the second quarter of 2010 with the final standard expected to be issued in the first quarter of 2011. Under IFRS, the company will immediately recognize all actuarial gains and losses arising subsequent to its transition to IFRS in other comprehensive income unless the exposure draft recommends otherwise.

Lastly, under IFRS certain income tax payments related to the transfer of investments in subsidiaries between group companies can no longer be deferred as was allowed under Canadian GAAP. These deferred tax assets will be derecognized through opening retained earnings on the company’s transition to IFRS.

As a result of the changes described above and anticipated changes to IFRS subsequent to the company’s transition date, the financial impacts of the adoption of IFRS by the company cannot be reasonably quantified at this time. The company continues to monitor the impact of IFRS on its business activities and based on current IFRSs, no significant impact is anticipated.

The company has evaluated its financial information systems and processes and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. Based on IFRSs currently in force, management has concluded that the company’s internal controls over financial reporting, disclosure controls and procedures, and underlying financial information systems and processes are appropriately designed and properly functioning for an IFRS reporting environment. It is conceivable that new requirements may arise that could necessitate significant revision to the company’s internal controls over financial reporting, disclosure controls and procedures, and financial information systems and processes as a result of the recently proposed changes for the determination of impairment of financial assets carried at amortized cost and the yet to be defined requirements expected in Exposure Draft – IFRS 4 – Insurance Contracts Phase II. Management continues to concurrently monitor changes to IFRS and the ability of the company’s controls, systems and processes to meet these potential requirements.

The company continues through the Execution phase of its conversion plan, building on the detailed analysis and evaluation of the financial information systems and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. The company is currently completing its pro-forma IFRS financial statement formats and notes, and expects to have a draft of its IFRS transition balance sheet by mid-2010. Preparation of preliminary quarterly financial information for 2010 on an IFRS basis will commence in May 2010. At this time the company’s auditors are in the process of reviewing the company’s analysis and documentation of identified measurement differences between Canadian GAAP and IFRS. Management believes that the company continues to track well with its IFRS conversion plan as approved by the Audit Committee.

Lawsuits Seeking Class Action Status

For a full description of this matter and the recent granting of the defendants’ motions to dismiss, please see section (a) of “Lawsuits” in note 9 to the consolidated financial statements.

Comparative Quarterly Data (unaudited)

	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
Revenue	1,804.4	1,407.3	2,213.4	1,735.5	1,279.4	2,048.7	2,162.9	1,243.5
Net earnings (loss)	290.2	83.2	625.6	321.5	(39.6)	361.7	536.8	18.8
Net earnings (loss) attributable to shareholders of Fairfax	289.4	79.4	562.4	275.4	(60.4)	346.8	467.6	27.6
Net earnings (loss) per share	$14.08	$1.66	$31.04	$15.65	$(3.55)	$19.73	$25.40	$0.84
Net earnings (loss) per diluted share	$14.02	$1.65	$30.88	$15.56	$(3.55)	$19.62	$25.27	$0.84

Operating results at the company’s insurance and reinsurance operations were improving as a result of company efforts, although they have recently been affected by an increasingly difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.